

Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 5° ao 10° andares
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070 Fax: (011) 3037-9076

03 AUG 15 AM 7:21

August 08, 2003.
Our ref.: 073/2003


03029291

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Companhia Suzano de Papel e Celulose
File n°. 82-3550

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:

- Notice to Stockholders of March 12, 2003;
- Call Notice of April 14, 2003 (referring to Extraordinary and Ordinary General Meetings of April 30, 2003);
- Summary of the Minutes of the Extraordinary and Ordinary General Meetings of April 30, 2003;
- Summary of the Minutes of the Board of Directors Meeting held on April 30, 2003;
- Summary of the Minutes of the Board of Officers Meeting held on May 07, 2003, at 4:30 p.m.;
- Summary of the Minutes of the Board of Directors Meeting held on May 07, 2003; at 6:00 p.m.;
- Relevant Fact of May 08, 2003;
- Call Notice of May 08, 2003 (referring to Extraordinary General Meeting of May 30, 2003);
- Minutes of the Extraordinary General Meeting of May 30, 2003, accompanied of the actual by-laws;
- Summary of the Minutes of the Board of Directors Meeting held on May 30, 2003, at 4:00 p.m.;
- Minutes of the Board of Directors Meeting held on May 30, 2003 at 6:30 p.m;.
- Summary of the Minutes of Officers held on May 26, 2003;
- Quarterly Financial Information referring to the period ended on March 31, 2003.

dlw 8/15



Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 5° ao 10° andares
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070 Fax: (011) 3037-9076

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,



Bernardo Szpigel
Financial and Investor Relations Director



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Notice to Stockholders

We communicate the stockholders that the documents referring to the article 133 of the Corporation Law are available in the headquarters of this company, which was informed to the market in this date and will published in newspaper on March 14, 2003.

São Paulo, March 12, 2003.

The Management

FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
CNPJ N°. 60.651.726/0001-16
Publicly Held Company

CALL NOTICE
EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

The shareholders are hereby invited to attend the Extraordinary and Ordinary General Meetings to be held on April 30, 2003, at 2:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 8°. andar, in São Paulo, to examine, discuss and resolve upon the following agenda:

Extraordinary General Meeting:

alteration of the article 5° - "caput" of the by-laws, in order to increase the capital stock approved in the Board of Directors Meeting held on September 20, 2002.

Ordinary General Meeting:

1. approval of the Management report, financial statements and consolidated financial statements for fiscal year 2002, together with the opinions of the independent auditors and of the Fiscal Committee;

2. Destination of the fiscal year net profit and distribution of the dividends of R$ 0.245 per common share and R$ 0.2695 per preferred share, without adjustment for inflation to shares referring to December 31, 2002;

3. Election of the Board of Directors;

4. Establishment of the remuneration of the Management, Board of Directors and Corporate Committee.

According to CVM Instruction n°. 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the election of the Board of Directors is 5% of the voting capital.

São Paulo, April 14, 2003.

Boris Tabacof
Chairman of the Board of Directors

edsuzageo300403



COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

C.N.P.J./M.F. nº 60.651.726/0001-16

NIRE nº 35.300.015.398

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY AND ORDINARY GENERAL MEETINGS HELD ON APRIL 30, 2003

RESOLUTIONS UNANIMOUSLY APPROVED:

I – Decisions made in the Extraordinary General Meeting:

Approved the amendment of article 5 - "caput" of the bylaws to reflect the increase of capital stock approved in the meeting of the Board of Directors held on September 20, 2002; the complete wording of the article mentioned shall now read as follows: **"Art. 5** – The capital stock is one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), totally paid up and divided into two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258,519,784) no-par registered shares of which 97,374,458 are ordinary shares and 161,145,326 are preferred shares. **Paragraph One** – By resolution of the Board of Directors the capital stock may be increased, irrespective of amendment of the Bylaws, by issuance of up to 194,748,916 preferred shares, observing the limit stipulated in Article 6, § 2, of the Bylaws. **Paragraph Two** – When resolving upon issuance of preferred shares, the Board of Directors shall determine the number, type and class of shares issued in accordance with the Bylaws, the period for exercise of legal preemptive rights, if any, and, also, the issuance price of each share, if payment shall be made in cash or otherwise, and if not in cash, the minimum amount to be paid at the time of subscription, and the time and conditions for realization of the balance."

II. Decisions made in the Ordinary General Meeting:

1. The Meeting approved with abstention of those legally impeded from voting the annual management report, the financial statements and consolidated financial statements for fiscal year ended on December 31, 2002, together with the opinions of the independent auditors and of the Audit Committee, with the following directions: a) approved allocation of R$ 5.221.519,99 to Legal Reserve; b) approved distribution of dividends in the amount of R$ 67.284.235,24, such value being R$ 24.802.219,93 from the net profit for fiscal year 2002 and R$ 42.482.015,31 from the realized portion of the Reserve for unrealized profits, corresponding to a dividend of R$ 0,245 per ordinary share and R$ 0,2695 per preferred share, without adjustment for inflation; payment and/or credit to be made on May 30, 2003; c) approved the transfer of the remaining balance of the net profit for the period, in the amount of R$ 74.406.659,78, and of the accumulated profit in the amount of R$ 139.888.983,39 to the Special Legal Reserve;

2. The Meeting approved the reelection of the Board of Directors for a term lasting until the Ordinary General Meeting of 2004: Chairman - BORIS TABACOF; Deputy Chairman – AUGUSTO ESTEVES DE LIMA JUNIOR; other members: ANTONIO DE SOUZA

CORRÊA MEYER; CLÁUDIO THOMAZ LOBO SONDER; DAVID FEFFER; DANIEL FEFFER; and JORGE FEFFER; elected by appointment of shareholder BNDES Participações S.A. BNDESPAR, Mr. ANTONIO CARLOS DE VASCONCELLOS VALENÇA; and from the names shown on the triple list presented by the controlling shareholder, Mr. OSCAR DE PAULA BERNARDES NETO was elected a member of the Board of Directors with abstention of vote by shareholders: CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI, FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES, PLURAL FUNDO DE INVESTIMENTO EM AÇÕES LIVRE, PLURAL INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES LIVRE, SINERGIA II FIA, FUNDO DE INVESTIMENTO EM AÇÕES PLURAL JAGUAR and FATOR FEB FUNDO MUTUO INVESTIMENTO EM AÇÕES - CARTEIRA LIVRE.

3. Approved the installation of the Corporate Board and re-elected to form this board for a term lasting until the Ordinary General Meeting of 2004, the following: ADHEMAR MAGON; SERGIO ARTHUR FERREIRA ALVES; PEDRO CORNACCHIONE; and FÁBIO EDUARDO DE PIERI SPINA. Mr. Adhemar Magon was appointed Chairman of the Corporate Board;

4. Set at twenty-five million and two hundred thousand reais (R$ 25.200.000,00) the annual global remuneration of the Board of Directors and Officers it being incumbent upon the Board of Directors, in accordance with the Bylaws, to resolve upon distribution of such funds among the members of the board and Officers;

5. Upon the request of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, holder of preferred shares, the Meeting elected as members of the Audit Committee for the current fiscal year the following: Adalberto Thomaz Gangoni and Antonio Carlos Mariani the first as full member and the other as his deputy; the majority of holders of ordinary shares re-elected to integrate the same board as full members the following: Messrs. Luiz Augusto Marques Paes and Rubens Barletta, and as their deputies Messrs. Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert. The Audit Committee, elected to serve until the Ordinary General Meeting of 2004 is as follows: Full Members: Luiz Augusto Marques Paes; Rubens Barletta; and Adalberto Thomaz Gangoni; and as their respective Deputies: Roberto Figueiredo Mello; Luiz Gonzaga Ramos Schubert; and Antonio Carlos Mariani;

6. The Meeting approved the minimum remuneration established in law for each full member of the Audit Committee;

7. Authorized publication of these Minutes of Meeting in accordance with Paragraph Two of Article 130 of the Corporate Law.

Having been read and approved, these Minutes of Meeting were signed by all those present. São Paulo, April 30, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. Other Shareholders present.

This is a true copy of the original document drawn in the proper Book



Augusto Esteves de Lima Junior

Chairman of the Meeting

FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

CNPJ/MF N° 60.651.726/0001-16

NIRE N° 35.300.015.398

Summary of the Minutes of the Board of Directors Meeting

Held on April 30, 2003

On April 30, 2003 at 3:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo (SP), was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the Members undersigned. The Meeting was presided by Boris Tabacof Chairman of the Board of Directors who stated that the purpose of the Meeting was to resolve upon the election of the Managing Board. The matter was discussed and voted upon and the Board of Directors reelected the Managing Board for a term lasting until the Ordinary General Meeting of 2004 as follows: **President Director - David Feffer; Corporate Vice-President Director - Daniel Feffer; Superintendent Director - Murilo Cesar Lemos dos Santos Passos; Directors: Bernardo Szpigel - Financial And Investor Relations Director; José Marcos Vettorato - Manufacturing Director; Carlos Pontinha Pereira - Internal Market Director; José Carlos Macedo Ferreira - Natural Resources Director; Rogério Ziviani - International Businesses Director; and elected André Dorf – Business Development Director, and João Mario Lourenço Filho – Logistic Director.**

FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Summary of the Minutes of the Board of Officers Meeting Held on May 07, 2003

On May 07, 2003 at 4:30 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of the Board of Officers of Cia. Suzano de Papel e Celulose, attended by the members undersigned. The meeting unanimously decided to submit to Board of Directors, the proposal for reform the company's bylaws in the terms of the project presented, mainly to modified the structure of social administration.

FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Summary of the Minutes of the Board of Directors Meeting
Held on May 07, 2003

On May 07, 2003 at 6:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the members undersigned. The meeting unanimously decided to approve the proposal to reform of the company's Bylaws, mainly the structure of social administration, in terms of the project presented by the officers.

NEMOFEFFER S.A.
C.N.P.J.M.F. No. 60.651.809/0001-05
Publicly Held Company


SUZANO


SUZANO
PETROQUÍMICA

COMPANHIA SUZANO DE PAPEL E CELULOSE
C.N.P.J. nº. 60.651.726/0001-16
Publicly Held Company

SUZANO PETROQUÍMICA S.A
C.N.P.J. Nº. 04.705.090/0001-7
Publicly Held Company

IN CONSTANT PURSUIT OF EXCELLENCE

NEW MANAGEMENT AND CORPORATE GOVERNANCE MODEL

RELEVANT FACT

NEMOFEFFER S.A., COMPANHIA SUZANO DE PAPEL E CELULOSE and **SUZANO PETROQUÍMICA S.A.** inform their shareholders and the market in general, their decision to submit to their respective General Meetings, proposals for administrative and managerial changes that imply consolidation of the new corporate management model for the Suzano Companies. These changes represent an important evolution and are aligned with the successful and focused corporate strategy implemented over the last years, which has transformed the Suzano Companies into a reference standard of corporate excellence and technical quality.

Overall, the various measures aim to add value for the respective shareholders by the reduction and streamlining of costs within the corporate structure, in addition to being a major step towards the transformation of the Suzano Companies into a reference standard of corporate governance, transparency and protection of shareholders' rights



The strategy of concentrating investments in two main businesses, pulp and paper and petrochemical, has yielded excellent results. During the last two years, the participation of COMPANHIA SUZANO DE PAPEL E CELULOSE was consolidated within its sector, especially after acquisition of the controlling interest in BAHIA SUL CELULOSE S.A. The pulp and paper business has stepped up to a new level reaching a net annual income of R$ 2.1 billion, growing 28 % in two years. Annual cash generation totaled R$ 841 million.

SUZANO PETROQUÍMICA S.A. was created from the spin-off of its petrochemical assets, a move that conferred greater transparency to the Group businesses. The pioneer project of Rio Polímeros is in full progress and its start-up is scheduled for the end of 2004. The new Polibrasil plant was recently inaugurated. These are two very good examples of well-structured partnerships with local and foreign partners that attest to the Group's tradition of working in cooperation with harmony and efficiency.

In order to strengthen the corporate identity of the Group, and to reflect its new role within the Group's structure, Nemofeffer S.A. will have its name changed to **SUZANO HOLDING S.A.** and Mr. David Feffer will be its Chief Executive Officer. The controlling shareholders will continue to be represented in the Board of Directors, and in the Corporate Board, where Messrs. Daniel Feffer and Jorge Feffer shall hold the positions of Corporate Vice Presidents. The Executive Board, responsible for the company management and for laying down the policies and strategic guidelines for the Suzano Companies, shall be formed by Messrs. Fábio Eduardo de Pieri Spina, João Pinheiro Nogueira Batista and Luiz Fernando Giorgi, as Executive Vice Presidents.

The pulp and paper business operated by COMPANHIA SUZANO DE PAPEL E CELULOSE and its subsidiary BAHIA SUL CELULOSE S.A. is already consolidated as regards its management. The degree of maturity achieved and the excellent results obtained allow the controlling shareholders to withdraw from participating in the Executive Board of COMPANHIA SUZANO DE PAPEL E CELULOSE holding seats in the Board of Directors only, as from now. Messrs. David Feffer and Daniel Feffer shall leave their posts as Chief Executive Officer and Corporate Vice President, respectively, and shall take over as Chairman and Deputy Chairman of the Board of Directors of COMPANHIA SUZANO DE PAPEL E CELULOSE. Mr. Murilo Passos shall remain as Superintendent Officer and shall report, from now on, to the Board of Directors. During this new phase, the Board of Directors shall benefit



from the support of independent consultants, as well as from a representative of BNDESPAR and of the Preferred Stock Minority Interest. Additionally, the Board of Directors wishes to assure a more in-depth analysis of strategic topics and make more efficient the planning and auditing activities and corporate performance, by creating the Strategy Committee and Management Committee, whose scope of action shall be detailed in the Bylaws and Resolutions of the Board of Directors. The company Management has decided, also, to include in the proposed revision of the Bylaws, the waiver, effective as from 2004, of the right to elect the representative of the preferred stock minority interest through the triple list mechanism.

The object of SUZANO PETROQUÍMICA S.A. is the participation in the petrochemical area, and it needs a management structure that allows for suitable agility. Therefore, in the proposed management model, the Executive Officers of **SUZANO HOLDING S.A.** shall be members of the Executive Board of SUZANO PETROQUÍMICA S.A; Mr. Armando Guedes Coelho shall remain in the post of Superintendent Officer and Mr. Sergio Alves shall be appointed Executive Officer. The Board of Directors shall propose the creation of a Strategy Committee, for the same purposes as described in the previous paragraph.

With this reformulation, the controlling shareholders of the Suzano Companies believe that they are assuring, through SUZANO HOLDING and the respective Board of Directors, the control of strategy setting and of the planning process of the companies, while at the same time strengthening corporate management and granting greater independence to operational management, abiding at all times by the principles of transparency, equity, responsibility, compliance and ethics.

To make clear the unequivocal strategic commitment of the controlling shareholders with the stock market and good corporate governance practices, COMPANHIA SUZANO DE PAPEL E CELULOSE is adhering today to Level 1 of the Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA).

São Paulo, May 8, 2003.

NEMOFEFFER S.A	COMPANHIA SUZANO DE PAPEL E CELULOSE	SUZANO PETROQUÍMICA S.A.



FILE Nº 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
CNPJ Nº. 60.651.726/0001-16
Publicly Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders are hereby invited to attend the Extraordinary General Meeting to be held on May 30, 2003, at 2:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 8º. floor, in the city of São Paulo (SP), to deliberate about management proposal with favorable opinion of the Board of Directors for reform of the company's bylaws mainly the structure of social administration.

Copy of new project of by-laws is available in the headquarters and having been sent to Securities and Exchange Commission.

São Paulo, May 08, 2003.

Augusto Esteves de Lima Junior
Vice-Chairman of the Board of Directors

edsuzage300503

FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ n° 60.651.726/0001-16
NIRE n° 35.300.015.398

Minutes of the Extraordinary General Meeting

DATE: May 30, 2003.

TIME: 2:30 p.m.

VENUE: Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 8°. andar – São Paulo - SP.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

PRESIDING BOARD: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the State of São Paulo dated 9, 10 and 13 and Gazeta Mercantil dated 9, 12 and 13, of May 2003;
2. Management proposal with favorable opinion of the Board of Directors of May 07, 2003, for reform of the Bylaws mainly the structure of social administration, in terms of the project presented and available to shareholders, Securities and Exchange Commission and São Paulo Stock Exchange.

UNANIMOUS RESOLUTIONS:

1. Approved the management proposal with favorable opinion of the Board of Directors, for reform of the Bylaws mainly to adjust it to the new structure of social administration, concerning relevant fact published on May 09, 2003. This Bylaws shall become an integral part of these minutes and shall be registered together therewith at the Commercial Registry of State of São Paulo.

2. The Chairman of this Meeting declared that, concerning to the new structure of social administration, the office of Chairman of Board of Directors will be performed by Mr. David Feffer and the offices of Deputy Chairmen by Mrs. Daniel Feffer and Boris Tabacof. Ratified the election realized in Ordinary General Meeting of April 30, 2003 and, with the amendment approved in this Meeting, the Board of Directors, for a term lasting until the Ordinary General Meeting of 2004, as follows: Chairman – David Feffer; Deputy Chairmen: Daniel Feffer and Boris Tabacof; other members: Augusto Esteves de Lima Junior, Antonio de Souza Corrêa Meyer, Claudio Thomaz Lobo Sonder, Jorge Feffer, Antonio Carlos de Vasconcelos Valença e Oscar de Paula Bernardes Neto, all of them elected and qualified at the Ordinary General Meeting of April 30, 2003;
3. Authorized publication of these Minutes of Meeting in the form and as prescribed in Paragraph 2 of article 130 of the Corporate Law.

After the matter of this Meeting was finished, the Funds: Fundo Fator sinergia – Fundo de Investimento em Ações, Fundo Fator Sinergia II – Fundo de Investimento em Ações, Fundo de Investimento em Ações Guararapes, Fundo Mútuo de Investimento em Ações Carteira Livre, Plural – Fundo de Investimento em Ações Livre, Elo – Fundo de Investimento em Ações delivered to Presiding Board, Declaration of Base to the approved matters , emphasizing the single paragraph of the article 14 of the Bylaws, in which the company anticipates from 2006 to 2004 the right of the shareholders owners of preferred shares to elect (one) 1 member to the Board of Directors, suspending the presentation of the triple list by the controlling shareholders, established in the article 8, paragraph 4 of the law n°. 10.303, of October 31, 2001.

Having been read and approved, these minutes were signed by those present. São Paulo, May 30, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. By proxy. FANNY FEFFER - Andre Guper. ANDRE GUPER.

This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary



AGE-SZPQ30.05.03-Eng.

FILE N° 82-3550

CONSOLIDATED BYLAWS
OF
COMPANHIA SUZANO DE PAPEL E CELULOSE

TITLE I

Name, headquarters, term and corporate object

Article 1. **COMPANHIA SUZANO DE PAPEL E CELULOSE** is a joint-stock authorized capital company ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2. The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph - The Management shall decide upon the opening and closing of branches and warehouses.

Article 3. The company shall operate for an indefinite period of time.

Article 4. The corporate object of the company is:

a) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences, including recycling of these as well as products related to the graphic segment;

b) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management;

c) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object;

d) transportation on its own behalf and on behalf of third parties;

e) the participation as a partner or as shareholder of any other company.

TITLE II

Capital and Shares

Article 5. The capital stock is one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), fully paid and divided in two hundred and fifty-eight million, five

hundred and nineteen thousand, seven hundred and eighty-four (258.519.784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161.145.326) are preferred shares.

Paragraph One - The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to one hundred and ninety-four million, seven hundred and forty-eight thousand, nine hundred and sixteen (194,748,916) preferred shares, observing the limit established in Article 6, Paragraph 2, of these Bylaws.

Paragraph Two - In resolutions concerning the issue of preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price of each share, payment terms of the shares subscribed, whether at sight or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.

Paragraph Three – In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.

Article 6. The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law;

c) dividend, per share, ten percent (10%) higher than the dividend assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares; and

e) all other rights assigned to the common stock, except as provided in the first paragraph of this Article

Paragraph One - The preferred shares shall not be entitled to voting rights, except as provided in law.

Paragraph Two – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article Seven (7) of these Bylaws.

Paragraph Three – Resolutions approving increase of the capital stock shall stipulate, in relation to the shares to be issued, how the first subsequent dividend shall be calculated for the new shares.

Paragraph Four - In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the rights assigned to each type and class of shares issued by the company shall be fully observed.

Article 7. The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares and, in this case, each common share will be simply converted into a preferred share, observing the maximum limit set in paragraph two of the previous article.

TITLE III

The General Meeting

Article 8. The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by a Deputy Chairman, or in the cases provided in law.

Article 9. The General Meeting shall be installed by the Chairman of the Board of Directors, or by any of the Deputy Chairmen of the Board of Directors, or by the Superintendent Officer; The stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to serve as Secretary.

TITLE IV

Management of the Company

Article 10. The company has the following management bodies:

a) Board of Directors; and
b) Management Board.

Article 11. The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12. The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of the newly elected members; reelection shall be permitted.

Article 13. The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon the Board of Directors to resolve upon the allocation of the defined amount, among the Board members and members of the Management Board.

SECTION I - BOARD OF DIRECTORS

Article 14. The Board of Directors is formed by five (5) to nine (9) members, all of them shareholders, resident in the country or not, elected by the General Meeting, which shall appoint from among them the Chairman and up to two (2) Deputy Chairmen.

Sole Paragraph - After the Ordinary General Meeting of the year 2004, inclusive, the shareholders of preferred shares that represent at least ten percent (10%) of the capital stock, shall be entitled to elect and remove one (1) member of the Board of Directors, voting separately in the General Meeting and excluding from such vote the controlling shareholders pursuant to article 141, paragraph 4, subitem II, of the Corporate Law, with the wording given by Law No. 10.303 of October 31, 2001 with reduction of the original period stipulated in article 8 paragraph 4 of the same law from 2006 to 2004.

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of preferred shares, as stipulated in paragraphs one and two of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) to resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) to create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

Article 16. In order to (i) increase the interaction and cooperation between the Management Board and the Board of Directors; (ii) enable in-depth analysis of relevant and strategic matters, assuring adequate information and greater quality and efficiency to the decision-making process of the Board of Directors, as well as (iii) comply with modern rules of corporate governance, are created hereby the Committees of the Board of Directors, whose duty shall be to give their opinion on matters of its scope of responsibilities under the terms of these Bylaws and of the resolutions of the Board of Directors.

Paragraph One - Each Committee shall be formed by two (2) to nine (9) persons, members of the Board of Directors or not, appointed by the latter, to serve for the same term of its members, and the Chairman of the Board of Directors shall also appoint a Coordinator for each Committee. The members of the Committees may participate in more than one Committee at the criteria of the Board of Directors, and shall have the same duties and legal responsibilities of the directors of joint stock companies. The Board of Directors may remove or replace the members of the Committees at any time. The resolutions of the Committees shall be taken by the majority of members and the Coordinator shall have the casting vote when the Committee is formed by an even number of members.

Paragraph Two - The Committees may be assisted by other professionals, counting as well with the support of the administrative structure. The remuneration of such professionals, including that of the members of the Committees that are not members of the Board of Directors and the expenses of the support administrative structure shall be borne by the company. The members of the Board and employees of the company shall not be entitled to additional compensation for their participation in the Committees. When they deem necessary, the Committees may resolve to direct consultations to external professionals, whose fees shall be borne by the company.

Paragraph Three - The Board of Directors shall prepare specific rules regarding the work, scope of authority and procedures of the Committees (Internal Rules).

Article 17. Without detriment to the creation of other Committees by the Board of Directors, the following Committees shall be created:

a) **Management Committee:** shall have the duties assigned by the Board of Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities in the areas of finance and control, skills management, remuneration, environment protection, security, legal matters, new businesses, investments, relations with the market, audit, budget, ethics and follow-up on results. Such Committee shall give their prior opinion when the decision of the Board of Directors regards any of the matters mentioned in the items of Article Fifteen (15), except subitem "h" of these Bylaws.

b) **Strategy Committee:** shall have the duties assigned by the Board of Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities relative to the long-term strategy area of the company. Such Committee shall give their prior opinion when the decision of the Board of Directors is regarding the matter mentioned in subitem "h" of Article Fifteen (15) of these Bylaws.

Article 18. It shall be incumbent upon the Chairman of the Board of Directors, assisted, at his exclusive discretion, by the respective Committees of the Board of Directors, to fulfill the duties described in following subitems "b", "c" and "d":

a) to represent the Board of Directors before third parties;

b) suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) to follow up on and support the performance of the Management Board and/or of any of its officers.

Article 19. In case of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Deputy Chairmen of the Board appointed by him, and, should this not happen, the Board of Directors shall appoint such substitute. The same criterion shall apply to any other member in the same situation to be substituted by one of its peers.

Paragraph One - If there is a vacancy in the Board of Directors, a Extraordinary General Meeting shall be convened, in not later than twenty (20) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board or if deemed convenient that such vacancy be filled.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20. The Board of Directors shall meet when convened by its Chairman, by any of its Deputy Chairmen or by the Superintendent Officer, at least two (2) days in advance informing the agenda to be discussed; the meetings may be convened by electronic mail and the quorum for installation on first call is of at least two thirds (2/3) of the members and, on 2nd call of the majority of its members. The resolutions of the Board of Directors shall be approved by majority of the members present, among which shall be the Chairman or one of the Deputy Chairmen. In case of tie, the Chairman of the Board of Directors shall have the casting vote.

Paragraph One - The Members of the Board may attend the meeting via conference call, video-conference or other means of communication and to assure the effective attendance and authenticity of their vote the members of the Board shall deliver within three (3) days after meetings of this kind, at the company's headquarters or send by fac-simile, documents subscribed by them confirming their attendance and nature of their vote. This procedure is dispensed with by the corresponding signature of the minutes of meeting of the Board of Directors by the relevant member of the Board and the mention of the nature of the member's vote.

Paragraph Two - Any member of the Board of Directors shall have the right to be represented by one of his fellow members at the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting, being allowed to disclose or not the nature of his vote. The representation shall be null and void concurrently with the closing of the meeting of the Board of Directors.

Paragraph Three - In the same manner, voting by letter, cable electronic mail or telefax shall e permitted when the vote is received by the Chairman of the Board or by his substitute, before the time of the meeting.

Paragraph Four - The Chairman of the Board may invite to attend the meetings of the Board of Directors, although with no voting right, any member of the Committees of the Board of Directors or of the Management Board who is not a member of the Board of Directors, any other officer of the company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information and suggestions that may help the resolution process of the members of the Board.

Paragraph Five - The Board of Directors may appoint as honorary member, a person of recognized professional skill having a track record of service to the company, who may be asked to give information during the meetings of the Board of Directors.

SECTION II - MANAGEMENT BOARD

Article 21. The Management Board shall be composed by a Superintendent Officer and four (4) to nine (9) Executive Officers, shareholders or not, resident and domiciled in the

country, of proven technical and administrative capacity, elected and removed at any time by the Board of Directors, reelection being permitted.

Paragraph One - The areas of performance and specific authority of each of the members of the Management Board may be assigned by the Board of Directors, when not provided for under these Bylaws.

Paragraph Two – The members of the Management Board shall not bind themselves personally by surety or guarantee.

Article 22. In case of impediment or temporary absence:

a) of the Superintendent Officer, his substitute shall be appointed by the Chairman of the Board of Directors from among the members of the Board of Directors or of the Management Board;

b) of any other Officer, his substitute shall be appointed by Superintendent Officer, among the other members or among the direct subordinates of the Officer absent or under impediment, as recommended by him. In this case, the direct subordinate that is substituting for the Officer absent or under impediment shall participate of all routine activities and shall have all the responsibilities of the absent officer, including the participation in the Meetings of the Management Board to inform on matters pertinent to the absent officer, without however, being entitled to voting rights or to receive the remuneration of the officer being substituted.

Paragraph One - If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board or if deemed convenient that such vacancy be filled.

Paragraph Two - Except for the provisions of Article 22 "b" above, the substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 23. The meetings of the Management Board shall be held whenever convened by the Superintendent Officer or by two other Officers at least two (2) days in advance. These meetings shall be valid when attended by the majority of the members in office, among which the Superintendent Officer or his substitute.

Paragraph One - In all the meetings of the Management Board the resolutions shall be approved by majority of the attending members and shall be recorded in the Minutes of Meeting. In case of tie, the Superintendent Officer shall have the casting vote.

Paragraph Two - The Management Board may hold a meeting that has not been formally convened, in case of urgent matters. This meeting, however, shall only be valid when attended or represented by two thirds (2/3) of the Management Board, and when resolutions are unanimously approved.

Article 24. It is incumbent upon the Management Board:

a) to comply and enforce compliance with the provisions of these Bylaws, the resolutions of the General Meeting and of the Board of Directors;

b) to conduct and manage the corporate businesses, according to the guidelines provided by the Board of Directors;

c) to prepare monthly trial balances and monthly management reports for the same period, submitting these to the Board of Directors;

d) to prepare financial statements for each period, as foreseen in these Bylaws, and also proposition of allocation of profits, submitting these to the Board of Directors;

e) to propose to the Board of Directors for approval the procedures described in Article 30 and 31 of these Bylaws;

f) to prepare annual and pluriannual investment and operating budgets, comprising, among others, forestry, industrial, commercial, financial and human resources planning, to be submitted by the Superintendent Officer to the Board of Directors;

g) to approve the matters mentioned in items "q.1" to "q.4" of Article 15 of these Bylaws, observing the values within the scopes of responsibility previously established by the Board of Directors when they do not exceed those foreseen therein, or submitting them to the Board of Directors in advance when they do exceed.

h) to inform to the Management Committee, at least five (5) days in advance, in writing, whenever General Meetings or Meetings of the Board of Directors are convened (and if there is no Board of Directors, any Meetings of the Management Board or similar body) of associated or controlled companies, or of projects in which it holds an interest, submitting proposals for definition of the company vote in these meetings.

i) to open and/or close branches and deposits anywhere in the country;

j) to inform the Board of Directors, through the Chairman of the Board about any issue that is relevant in respect to the company's businesses; and

k) to seek to continuously improve the company's organizational environment and results.

Article 25. The company shall be represented as creditor or debtor in any acts or operations that result in liability to or that release third parties from any liability towards the company by two (2) of its Officers.

Paragraph One - The company shall be represented by one Officer and one attorney-in-fact, by two attorneys-in-fact or by one attorney-in-fact, provided that when granting the power of attorney the company is represented by two Officers, one of which must necessarily be the Superintendent Officer, and providing further that the respective power of attorney specifies precisely and consistently the powers conferred thereby to the grantees and the term of validity of the instrument.

Paragraph Two - No powers for delegation shall be granted, except for *ad judicia* powers when delegation shall be allowed with reserve clause of equal powers to the Grantor.

Paragraph Three - Notwithstanding the provisions of this article, the company may be individually represented by any of its Officers in the following cases:

a) endorsement of checks or trade notes on behalf of financial institutions, for deposit into the company's account in the first case, and for discount and/or collateral and/or commercial pledge and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes;

b) representation before any federal, state and municipal agencies and departments, public companies, mixed economy companies and foundations, exclusively for administrative purposes;

c) representation before Labor Courts, Courts of Justice and Unions, including appointment of representatives for handling matters related to admission, suspension and dismissal of employees and/or labor agreements;

d) representation before third parties, in cases not involving obligation of whatever nature to the company;

Paragraph Four - Except for "*ad judicia*" powers, for representation of the company in administrative litigation before Public Administration entities and proceedings relative to trademarks and patents, all other mandates granted by the company shall be effective until the 30th of June of the year subsequent to the granting of such mandates if a shorter period has not been established, which, whatever the case shall be always indicated in the respective instrument.

Article 26. It shall be incumbent upon the Superintendent Officer:

a) without detriment to the provisions of article 25 above, to represent the company, jointly with another Officer, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact may be appointed;

b) to represent the company in its high-level public or private relations;

c) to oversee all corporate activities according to the guidelines established by the Board of Directors;

d) to submit the annual and pluriannual investment and operational budgets for approval of the Management Board and Board of Directors;

e) to submit to the Management Board the statistics, reports and statements showing the global results of the company, including also the associated or controlled companies and projects in which it holds an interest.

f) to foster the good relationship of the Management Board with the Committees and with the Board of Directors based on the best interests of the company;

g) to maintain the Board of Directors, through its Chairman always informed about the acts and facts relative to the activities and investments of the company discussing with the Directors all the relevant aspects.

h) to propose to the Board of Directors, after hearing the Management Committee, the following matters:

h.1) to set the top-level financial policy to be adopted by the company and by its subsidiaries, and to be suggested to the affiliated companies;

h.2) to define the long-term global strategy to be adopted by the company and its subsidiaries and to be suggested to affiliated companies;

h.3) to decide upon the initial or subsequent interest of the company, its subsidiaries, controlled or associated companies, as partner or shareholder in other companies, as well as on the sale or encumbrance of such interest;

h.4) to decide upon the formation of joint-ventures or upon entering partnerships of whatever nature and any rescissions or extensions thereof not only regarding the company but also its subsidiaries, controlled and associated companies;

Sole Paragraph - Preliminary summons of the Company shall only be valid when served to the Superintendent Officer and another Officer.

TÍTULO V

Fiscal Committee

Article 27. The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law.

Article 28. In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

TITLE VI

Financial Statements and Allocation of Net Profits

Article 29. The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared, to be submitted by the Management Board to the Ordinary General Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) At least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) the amounts legally required for the Reserve for Contingencies;

c) the amount required for payment of a dividend representing at least twenty-five per cent (25%) of the adjusted net profit in each fiscal period, as provided for in article 202 of the Corporate Law; dividends shall be declared in full compliance with the rights, preferred rights, benefits and priorities of the shares then existing, according to the law and these Bylaws and, when applicable, as per resolutions of the General Meeting;

d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One - According to Article 197 and its paragraphs of the Corporate Law, in the fiscal year in which the amount of the compulsory dividend, calculated according to these Bylaws, or according to article 202 of the same law, exceeds the realizable net profits for the period, the General Meeting may, as proposed by the Management, allocate the excess value to the constitution of a realizable profit reserve.

Paragraph Two - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the

capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution

Paragraph Three - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Paragraph Four - After the deductions covered under this article and its paragraphs, the remaining profits may be total or partially retained, by resolution of the Ordinary General Meeting, based on capital budget prepared by the Management with opinion of the Fiscal Committee (if applicable) and approved by the Ordinary General Meeting, allowing the company to dispose of the generated resources for funding its operations and investments already committed, or to be committed, required for its maintenance and development. Such capital budget shall be annually revised by the Ordinary General Meeting when it is prepared for a period longer than one year.

Article 30. By proposition of the Management Board approved by the Board of Directors, the company may pay interest to the shareholders as remuneration to shareholder's equity up to the limit established in article 9 of Law No. 9249 of December 26, 1995, and in the form of paragraph 7 of this same article, any amounts thus paid may be added to the value of the compulsory dividend provided by law and by these Bylaws.

Article 31. A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) declare payment of semiannual dividends, as part of the annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in each half of the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

Article 32 - The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be

selected and/or removed by the Board of Directors, observing, where applicable, the provisions of paragraph 2 of article 142 of the Corporate Law.

TITLE VII

Liquidation

Article 33. The company shall be liquidated in the cases provided by law, and it shall be incumbent upon the General Meeting to resolve upon the manner of liquidation and to appoint the liquidator to be in charge during the liquidation period.

São Paulo, May 30, 2003

Augusto Esteves de Lima Junior Chairman of the Meeting	Fabio Eduardo de Pieri Spina Secretary





COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. *60.651.726/0001-16*
NIRE N°. 35.300.015.398

Summary of the Minutes of the Board of Directors Meeting Held on May 30, 2003

On May 30, 2003 at 4:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo (SP), was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the Members undersigned. Presiding Board: David Feffer - Chairman. Fabio Eduado de Pieri Spina - secretary.
The purpose of the Meeting was the following:

a) Register of the extinguishment of the offices of President Director and Corporate Vice President Director which was performed by David Feffer and Daniel Feffer, respectively, due to the new structure of social administration approved in Extraordinary General Meeting held on May 30, 2003;
b) Designation of the members of Administration Committee and its coordinator;
c) Designation of the members of Strategy Committee and its coordinator.

The members of the Board of Directors, unanimously, decided that:

1. The Managing Board is composed for a term lasting until Ordinary General Meeting of 2004 as follows: Superintendent Director - Murilo Cesar Lemos dos Santos Passos; and as Directors: Bernardo Szpigel - Financial And Investor Relations Director; Rogério Ziviani - International Businesses Director; José Marcos Vettorato - Manufacturing Director; José Carlos Macedo Ferreira - Natural Resources Director; Carlos Pontinha Pereira - Internal Market Director; André Dorf – Business Development Director; João Mario Lourenço Filho – Logistic Director.
2. The Administration Committee appointed the following members for a term lasting until Ordinary General Meeting of 2004: Coordinator - David Feffer; Members: Fabio Eduardo de Pieri Spina; João Pinheiro Nogueira Batista; Luiz Fernando Sanzogo Giorgi and Murilo Cesar Lemos dos Santos Passos.
3. The Strategy Committee appointed the following members for a term lasting until Ordinary General Meeting of 2004: Coordinator – Claudio Thomaz Lobo Sonder; Members: David Feffer; Daniel Feffer and Jorge Feffer.



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Minutes of the Board of Directors Meeting

On May 30, 2003 at 6:30 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the Members undersigned. The Chairman of the Board of Directors David Feffer, as Presiding Board, invited Fabio Eduardo de Pieri Spina as secretary. The purpose of the Meeting was the establishment of limits of general powers to Managing Board, concerning to item "q", subitem "q.1" to "q.4" of the article 15 of the company's Bylaws.The matter was discussed and voted upon and the Board of Directors who unanimously decided to authorize the Managing Board: a) sell, encumber and purchase, property of whatever nature relative to fixed assets, relating to property, plant and equipment not higher, per operation or per project, than seven million and five thousand of Reais (R$ 7,500,000.00). In the operations or projects of amount superior to seven million and five thousand of Reais (R$ 7,500,000.00) and under thirty million of Reais (R$ 30,000,000.00), the Managing Board is authorized to undertake them, if those to refer to implementation of projects or operations included in the formal budget previously approved and through final referendum of the Chairman of the Board of Directors; b) constitute secured guarantee of whatsoever nature or chattel mortgage as collateral of the amount not higher, per operation or per project, than twenty million of Reais (R$ 20,000,000.00); c) to celebrate financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers, of the amount not higher, per operation or per project, than thirty five million of Reais (R$ 35,000,000.00); and d) to execute any other contracts of the amount not higher, per operation or per project, than fifteen million of Reais (R$ 15,000,000.00). In cases of operations or projects above mentioned in the item "a" to "d" be executed in foreign currency, the exchange rate to be complied shall be that ruling in the last work day of the anterior month of the contract (Sisbacen Ptax 800 – sell). There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by all those present. São Paulo, May 30, 2003. David Feffer – Chairman. Fabio Eduardo de Pieri Spina – Secretary. The members of the Board of Directors: David Feffer. Daniel Feffer. Boris Tabacof. Augusto Esteves de Lima Junior. P/Claudio Thomaz Lobo Sonder – David Feffer. Antonio de Souza Corrêa Meyer. Jorge Feffer. Antonio Carlos de Vasconcelos Valença. Oscar de Paula Bernardes Neto.



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Summary of the Minutes of Officers
Held on May 26, 2003

On May 26, 2003 at 2:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of Officers of Cia. Suzano de Papel e Celulose attended by the Members undersigned. The officers decided unanimously to change the address of the headquarters of this company, **from** Av. Brigadeiro Faria Lima, 1355 – 5° ao 10° e 12° andares - São Paulo - SP - CEP 01452-919 **to** Av. Brigadeiro Faria Lima, 1355 - 5° ao 10° andares - São Paulo - SP - CEP 01452-919.



Companhia Suzano de Papel e Celulose

Interim financial information Three-month period ended March 31, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))



Companhia Suzano de Papel e Celulose

Interim financial information

Three-month period ended March 31, 2003 (Unaudited)

Contents

Management report

During the first quarter of 2003 there was a significant improvement in the Company's indicators and operating results. The income from activity (EBIT) and cash flow generation (measured by the EBITDA) significantly increased when compared to the first quarter of 2002. The good operating performance together with the positive impact of the appreciation of the Real to the Dollar on net indebtedness, and on the equity method results of Bahia Sul, determined net earnings of R$154.6 million, up 480.6% compared to those recorded for the same period of 2002.

Net sales during the first quarter of 2003 was R$ 353.2 million, with an increase of 45.6% over the same period of 2002. The average unit prices in reais increased 48.6%. This improvement was helped by the effect of the exchange rate variation on exports and by the increase in prices in the international market followed by a recovery in domestic market prices. Sales volume was 2.0% lower, totaling 130.4 thousand tons.

The average unit price of the products sold increased 20.7% compared to the first quarter of 2002.

Gross profit recorded was R$ 176.4 million, up 89.4% in comparison with the same period of 2002. Gross margin was 49.9%, against 38.4% recorded in 2002.

Salling expenses increased R$ 14.6 million during the first quarter of 2003, up 67.4% in comparison with the same period of 2002; this was due to the effects of exchange variations on dollar expenses with exports, and the increase in the provision for doubtful debts.

Administrative expenses rose R$ 10.6 million in 2003, an increase of 39.4% compared to the same period of 2002; this was the result of increased labor costs (collective wage agreement), advisory and consulting expenses and adjustment of provisions.

The income from activity (EBIT) was R$ 103.7 million, up 119.1% compared to the amount verified in 2002; this was due to price increases and operating improvements. Cash flow generation measured by the EBITDA was R$ 123.6 million, with an increase of 89.2% in comparison with the same period of 2002. The EBITDA / Net Sales margin was 35.0% against 26.5% verified in the first quarter of 2002.

Interest expenses (part of the financial expenses) were R$ 62.9 million in the first quarter against R$ 15.8 million recorded for the same period of 2002. The increase in interest expenses originates from swap operations, which are compensated by gains from exchange variations, in addition to interest expenses over a higher value in Reais of the dollar-denominated debt.

Net monetary and exchange variations (the other part of the financial expenses) were R$ 59.1 million in the first quarter of 2003, compared to R$ 0.7 million for the same period of 2002, reflecting the appreciation of the Real to the Dollar in 2003.

Total equity result was R$ 96.0 million reflecting, mainly, the result of subsidiary Bahia Sul Celulose S/A and of Suzanopar Investimentos Ltd.

The net profit for the first quarter of 2003 totaled R$ 154.6 million.

Net indebtedness of the company on March 31, 2003, considering cash available in Suzanopar Investimentos Ltd, was R$ 1.130.3 million and the Net Debt/EBITDA ratio (annualized) was 2.28 against 3.06 on March 31, 2002.

Bahia Sul

The net sales in the first quarter of 2003 was R$ 266.8 million against a cost of goods sold of R$ 108.2 million, generating profits and gross margin of R$ 158.7 million and 59.5%, respectively.

The improvement in gross margin results from the increase of 59.5% in the average unit prices in Reais, and a smaller increase of 15.0% in unit costs between the two periods, although there was a decrease of 3.6% in the sales volume.

A volume of 140,7 thousand tons of products was sold in the first quarter of 2003 (91.2 thousand tons of pulp and 49.5 thousand tons of paper). Inventories at the end of March, 2003 were equivalent to a 38-day production volume.

Administrative expenses increased about R$ 9.0 million in absolute terms, mainly due to adjustment of provisions.

The income from activity (EBIT) accumulated up to March, 2003 were R$ 135.8 million compared to R$ 59.9 million for the same period of 2002, representing an increase of 126.7% .

Cash flow generation measured by the EBITDA, accumulated up to March, 2003 was R$ 159.9 million, equivalent to a growth of 94.6% when compared to the same period of 2002 and corresponding to an EBITDA margin of 59.9%.

Net monetary and exchange variations contributed to the result with an amount of R$ 46.1 million recorded for the quarter, mainly due to the appreciation of the Real to the Dollar during the period. Approximately 73% of cash available at the end of the quarter were invested in local currency and the remaining value was invested in dollars on deposit certificates abroad.

The net profit for the first quarter of 2003 totaled R$ 104.3 million, up R$ 80.2 million compared to the profit recorded for the same period of 2002.

There was a decrease in the annualized Net Debt/EBITDA ratio in the period; this went from a multiplier of 2.53 at the end of the fourth quarter of 2002 to a multiplier of 1.65 at the end of March, 2003. Net indebtedness on March 31, 2003 was R$ 1,080.1 million (US$ 322.1 million) compared to R$ 1,242.7 million (US$ 351.7 million) on December 31, 2002. If we consider the subsequent event occurred on April 30, 2003 relating to the return of the value previously invested in Portugal in the amount of €136 million, the annualized Net Debt/EBITDA ratio drops to 0.87.

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent auditors' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the three-month period ended March 31, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

April 30, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6



José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	March 31, 2003	December 31, 2002
Current assets	710,860	669,795
Cash and cash equivalents	7,445	10,107
Interest earning bank deposits	218,736	204,084
Trade accounts receivable	207,533	208,594
Inventories	177,960	142,742
Dividends receivable	40,953	41,537
Other accounts receivable	10,347	15,810
Recoverable taxes	19,601	18,125
Deferred income and social contribution taxes	23,889	22,070
Prepaid expenses	4,396	6,726
Noncurrent assets	138,470	135,280
Recoverable taxes	9,898	9,302
Deferred income and social contribution taxes	94,253	93,385
Judicial deposits	8,381	8,380
Other receivables	2,274	1,694
Related parties	23,664	22,519
Permanent assets	3,020,316	3,541,627
Investments	2,215,767	2,781,539
Property, plant and equipment	793,026	751,009
Deferred charges	11,523	9,079
Total assets	3,869,646	4,346,702

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	March 31, 2003	December 31, 2002
Current liabilities	909,044	1,486,199
Loans and financing	675,123	639,973
Trade accounts payable	69,026	60,504
Taxes payable other than on income	14,369	7,628
Income and social contribution taxes	36,726	-
Dividends payable	67,415	67,415
Related parties	3,607	657,116
Accrued salaries and payroll taxes	22,604	29,503
Other accounts payable	20,174	24,060
Noncurrent liabilities	981,241	1,035,753
Loans and financing	872,708	946,821
Provision for contingencies	74,532	47,294
Related parties	3,667	10,338
Deferred income and social contribution taxes	30,334	31,300
Shareholders' equity	1,979,361	1,824,750
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	39,842	41,719
Profit reserves	618,553	618,553
Accumulated profit	156,488	-
Total liabilities and shareholders' equity	3,869,646	4,346,702

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended March 31,	
	2003	**2002**
Net sales	353,230	242,561
Cost of goods sold	(176,858)	(149,437)
Gross profit	176,372	93,124
Selling expenses	(36,382)	(21,733)
General and administrative expenses	(37,457)	(26,825)
Financial income	8,140	13,064
Financial expenses	(11,940)	(29,500)
Other operating income	1,189	1,398
Other operating expenses	(10,422)	(6,624)
Equity interest in subsidiaries and affiliates	96,032	26,758
Operating profit	185,532	49,662
Nonoperating income (expenses)	2,151	(23,989)
Profit before income and social contribution taxes	187,683	25,673
Social contribution and income taxes	(33,072)	957
Net profit for the period	154,611	26,630
Number of shares (thousands)	258,517	221,194
Net profit per share	0.59807	0.12039

See the accountants' review report and accompanying notes to the interim financial information.

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. Income statement: Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. Foreign currency: Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date;

c. Derivative financial instruments: Derivative financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts:** Established at an amount considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories:** Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments:** Investments in subsidiaries were valued using the equity method, and the others were recorded at cost deducted by a provision for loss (when applicable);

h. **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives mentioned in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated based on the harvests and the average cost of the forests;

i. **Deferred charges:** Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years. Goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations:** Are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

l. **Income and social contribution taxes:** Income and social contribution taxes on the profit for the period comprises current and deferred tax.

(In thousands of Brazilian Reais - R$)

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

The current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).
- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax asset resulting from tax loss carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371 of June 27, 2002, and take into consideration the history of profitability, the expectation of future taxable income generation, based on a technical viability study;

m. **Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial positions, prepared as an additional information.

Certain information for the period ended in March 31, 2002 was reclassified in order to ensure better comparability, in compliance with the current financial information.

(In thousands of Brazilian Reais - R$)

3 Consolidated interim financial information

The consolidated interim financial information include the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	March 31, 2003 and December 31, 2002		March 31, 2002	
	Direct and indirect subsidiaries		Direct and indirect subsidiaries	
	Voting	Total	Voting	Total
Bahia Sul Celulose S.A.	**100%**	**93.88%**	**100%**	**72.87%**
Bahia Sul América Inc.	100%	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%	100%
Nemotrade Corporation	100%	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**	**100%**
Suzano Telecom Ltda.	-	-	**100%**	**100%**

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial information;

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period		Shareholders' equity	
	March 31, 2003	March 31, 2002	March 31, 2003	December 31, 2002
Consolidated	**154,261**	**29,963**	**1,913,297**	**1,754,959**
Elimination of unrealized income (loss) by the parent company in transactions with subsidiaries, net of income and social contribution tax	502	(3,074)	64,924	69,639
Adjustments in shareholders' equity of subsidiaries and others	(152)	(259)	1.140	152
Parent company	**154,611**	**26,630**	**1,979,361**	**1,824,750**

4 Trade accounts receivable

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Domestic clients	217,965	225,859	285,291	275,956
Foreign clients	141,962	136,699	293,715	303,171
Export bills discounted	(129,780)	(136,699)	(131,828)	(139,911)
Allowance for doubtful accounts	(22,614)	(17,265)	(30,139)	(30,394)
	207,533	**208,594**	**417,039**	**408,822**

(In thousands of Brazilian Reais - R$)

5 Inventories

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Finished goods	84,312	60,274	183,812	143,184
Work-in-process	13,939	13,409	16,546	15,760
Raw materials	26,088	27,614	46,911	48,261
Maintenance and other materials	53,621	41,445	96,505	81,298
	177,960	**142,742**	**343,774**	**289,133**

6 Credit from disposal of investments

By means of a Relevant Fact, published in the press on January 14, 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to its shareholders and to the market that they had decided, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that they had formed with the latter in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), as the conditions originally foreseen for maintenance of the association were not being fulfilled. The objective of such association was to acquire control of Portucel - Empresa Produtora de Pasta e Papel S.A. (Portucel), through participation in the privatization process of the latter, in the modality then in progress.

In keeping with this, this investment is shown at its recovery amount in the Current Assets in "Credit from disposal of investments" in the amount of R$ 498,572 (see Note 17).

(In thousands of Brazilian Reais - R$)

7 Recoverable taxes

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Recoverable social contribution	2,967	2,841	2,967	2,841
Recoverable income tax	10,134	9,757	10,134	9,757
Withheld income tax on interest earning bank deposits	1,149	427	8,412	6,542
Value-Added tax on acquisition of property, plant and equipment	14,919	13,727	17,923	16,275
Others taxes and contributions	330	675	1,156	1,488
	29,499	**27,427**	**40,592**	**36,903**

8 Deferred income and social contribution taxes

ASSETS

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Tax losses carry-forward	40,365	50,996	170,871	238,954
Negative basis of social contribution	17,619	21,256	61,979	77,208
Temporary differences	60,158	43,203	125,235	79,122
	118,142	**115,455**	**358,085**	**395,284**

(In thousands of Brazilian Reais - R$)

LIABILITIES

	Parent Company		Consolidated	
	March 31, 2003	**December 31, 2002**	**March 31, 2003**	**December 31, 2002**
Accelerated incentive depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	19,278	20,244	19,278	20,244
Negative goodwill	236	236	236	236
	30,334	**31,300**	**30,334**	**31,300**

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2002, the company based on its expectation of generating future taxable profits, determined by a technical valuation approved by management, also recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution of prior years.

Based on this study of the projections of taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years. In these projections, on the consolidated statements, the incentive of reduction of income tax by 37.5% in 2003, 25% from 2004 to 2008 and 12.5% from 2009 to 2012, on taxable income posted by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes incident on the profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 3,244 (R$ 15,770 Consolidated). These amounts are presented as current liabilities on March 31, 2003.

(In thousands of Brazilian Reais - R$)

9 Investments

PARENT COMPANY

		Investments		Equity interest Amortization of goodwill	
	Percentage held	March 31, 2003	December 31, 2002	March 31, 2003	March 31, 2002
Subsidiaries					
Suzanopar Investimentos Ltd. (1)	100.00%	193,967	842,165	5,111	8,784
Bahia Sul Celulose S/A	93.88%	1,617,928	1,526,621	91,307	17,418
Nemo International	100.00%	17,065	17,307	(241)	149
Comercial e Agrícola Paineiras Ltda	100.00%	11,008	11,153	(145)	605
		1,839,968	**2,397,246**	**96,032**	**26,956**
Other investments					
Other investments		22,821	20,893	-	(198)
Unamortized goodwill (2)		352,978	363,400	(10,422)	(6,624)
		375,799	**384,293**	**(10,422)**	**(6,822)**
		2,215,767	**2,781,539**	**85,610**	**20,134**

CONSOLIDATED

	Investments		Equity interest	
	March 31, 2003	December 31, 2002	March 31, 2003	March 31, 2002
Other investments	33,847	27,483	-	(198)
	33,847	**27,483**	**-**	**(198)**

(1) Reduction of capital of the subsidiary Suzanopar Investimentos Ltd., see Note 13;
(2) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S,A, and Exchange of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment

		Parent company		Consolidated	
	Useful life	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Buildings	25 at 35 years	130,372	128,267	598,500	598,999
Machinery and equipment	10 at 35 years	1,115,238	1,111,443	2,805,968	2,790,698
Others	5 at 10 years	88,609	52,581	120,298	91,537
		1,334,219	1,292,291	3,524,766	3,481,234
Accumulated depreciation	-	(873,162)	(859,044)	(1,548,783)	(1,521,218)
Land and farms	-	74,300	72,887	252,410	250,845
Timber resources	-	124,812	122,428	353,091	346,894
Construction-in-progress	-	132,857	122,447	177,635	162,385
		793,026	751,009	2,759,199	2,720,140

11 Deferred charges, net

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Software costs and others	11,523	9,079	27,895	25,954
Goodwill (1)	-	-	352,978	363,400
	11,523	9,079	380,873	389,354

(1) Refers mainly to the goodwill arising on the acquisition of the interest of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and the Stock Swap of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, determined based on future profitability and amortizable in ten-year period.

(In thousands of Brazilian Reais - R$)

12 Loans and financing

	Index	Interest	Parent Company March 31, 2003	Parent Company December 31, 2002	Consolidated March 31, 2003	Consolidated December 31, 2002
Property, plant and equipment:						
BNDES - Finem	TJLP (1)	7% to 12% p.a.	129,474	117,370	376,794	374,684
BNDES - Finame	TJLP (1)	7,5% to 10,1% p.a.	39,756	38,863	45,405	45,132
BNDES - Automatic	TJLP (1)	7,5% to 10% p.a.	5,651	6,295	7,128	7,951
Working capital:						
Advances on export contracts	US$	3,43% to 10,12% p.a.	1,142,800	1,193,262	2,060,648	2,189,218
Syndicated loan	US$ (2)	LIBOR + 2,60% p.a.	-	-	335,310	353,330
Resolution 63	US$	(3)	133,118	136,738	133,118	136,738
Credit line FMO	US$	8,90% p.a.	24,902	29,860	24,902	29,860
Imports financing	US$/YEN/EUR	1,11% to 5,9% p.a.	31,307	23,883	31,307	23,883
BNDES - Exim	TJLP (1)	7,65% to 7,70% p.a.	3,353	14,133	3,353	14,133
Others	US$		-	-	8,609	19,946
			1,510,361	1,560,404	3,026,574	3,194,875
Current liabilities			637,653	613,583	1,214,642	1,198,880
Noncurrent liabilities			872,708	946,821	1,811,932	1,995,995
Interest payable			37,470	26,390	63,129	55,569
The long-term portion of loans and financing mature as follows:						
2004			322,502	353,044	822,634	949,518
2005			320,641	329,793	517,584	533,532
2006			169,935	219,834	337,930	393,044
2007			18,975	17,632	47,612	47,649
2008 onward			40,655	26,518	86,172	72,252
			872,708	946,821	1,811,932	1,995,995

(1) Capitalization term corresponds to the exceeding portion of 6% p.a, over the logn-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for a cost LIBOR plus 2.60% p.a.. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary;

(3) Loans under the following conditions:

R$ 69,409 - 14.82% p,a,; and

R$ 63,709 - 93% to 97% of CDI + cupom 4.51% to 7.0% p.a. or foreign exchange variation (whichever is the higher)

(In thousands of Brazilian Reais - R$)

13 Related companies

In February 2003, the Company paid the foreign loan of US$ 160 million obtained from its Parent Company Nemofeffer S/A, in order to eliminate foreign exchange uncertainties and its fiscal effects, previously classified as "Related parties" in the current liabilities.

To do so, Suzanopar Investimentos Ltd. acquired the credit originally held by the lender bank against Nemofeffer S/A, using its own funds, and used it to subscribe capital of a subsidiary setup specifically for this purpose, and whose shares were then transferred as accord and satisfaction to Nemofeffer S/A.

Through this transaction, the Company settled the transfer from Nemofeffer S/A, which retained the foreign loan with its own subsidiary company. The costs arising from the loan originally transferred are the responsibility of the Company, as stipulated in the original contract.

The Company entered into a export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S/A.

According to the contractual terms, the Company had on March 31, 2003 a financial investment totaling R$ 29 million to be used in the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the three-month period, the subsidiary Bahia Sul Celulose S/A transferred exports to the Company in the amount of R$ 40,163 that were exported simultaneously in the amount of R$ 38,960. The net effect between the Company exports and the products transferred by/acquired from its subsidiary company for R$ 1,203, is shown as a financial expense, as this represents part of the cost of this financing.

(In thousands of Brazilian Reais - R$)

14 Provision for contingencies

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Tax and social security	62,239	34,939	92,994	58,633
Labor	12,293	12,355	17,423	17,510
Others	-	-	500	500
	74,532	47,294	110,917	76,643

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in the amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

15 Financial instruments

Considering the requirements of the CVM Instruction nr. 235/95, the Company made an evaluation of its assets and liabilities as of March 31, 2003, concluding that the recorded amounts do not differ significantly from their market values.

In order to hedge against interest rate risks, the Company undertook swap transactions, fixing the interest rates on certain foreign currency loans at ceilings of US$ 118 million in the Parent Company and US$ 204 million on Consolidated.

(In thousands of Brazilian Reais - R$)

16 Guarantees - Parent company

The guarantees provided by the parent company were the following:

	March 31, 2003	December 31, 2002
Bahia Sul Celulose S/A		
BNDES	10,865	14,888

Shared guarantees with Suzano Petroquímica S/A:

	March 31, 2003	December 31, 2002
Polibrasil Resinas S.A.		
Credit Line FMO	154,018	160,064
BNDES	54,816	35,433
	208,834	195,497

On March 31, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 17,952 (R$ 15,562 in December 31, 2002),

17 Subsequent event

On April 30, 2003, in the sequence of the contractual option of withdrawal exercised by the Company (see Note 6), Sonae proceeded with the acquisition of the total interest detained by the Company, through its integral indirect subsidiary Bahia Sul International Trading Ltd. in SPDF, corresponding to 49.99% of the respective capital share. The amount received by Bahia Sul International Trading Ltd. was € 136,2 million.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of changes in financial position

	March 31, 2003	March 31, 2002
Sources of funds		
From operations		
Net income for the period	154,611	26,630
Items not affecting working capital		
Depreciation, depletion and amortization	19,927	18,020
Net book value of permanent assets disposed of	829	337
Deferred income and social contribution taxes	(1,834)	(3,290)
Equity interest in subsidiaries and affiliates	(96,032)	(26,758)
Amortization of goodwill	10,422	6,624
Provisions	13,341	24,956
Interest and exchange and monetary variation of noncurrent assets and liabilities	(42,385)	9,660
	58,879	**56,179**
From third parties		
Noncurrent loans and financing	130,508	35,847
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	461
	783,817	**36,308**
Total sources	**842,696**	**92,487**
Application of funds		
Permanent assets		
Increase in investments	1,295	1,512
Increase in property, plant and equipment	62,572	30,396
Increase in deferred charges	2,644	320
	66,511	**32,228**
Noncurrent assets	1,926	454
Transference of noncurrent to current liabilities	156,039	51,363
Total applications	**224,476**	**84,045**
Increase in working capital	**618,220**	**8,442**
Changes in working capital		
Current assets	41,065	(10,027)
Current liabilities	577,155	18,469
	618,220	**8,442**

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	March 31, 2003	March 31, 2002
Cash flows from operating activity		
Net income for the period	154,611	26,630
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	19,927	18,020
Result on sale of fixed assets	(1,519)	(2,009)
Equity interest in subsidiaries and affiliates	(96,032)	(26,758)
Amortization of goodwill	10,422	6,624
Deferred income and social contribution taxes	(3,653)	(4,471)
Interest and exchange and monetary variation of assets and liabilities	(71,796)	10,171
Provisions	26,606	24,956
Changes in assets and liabilities		
Decrease in trade accounts receivable	1,061	3,095
Increase in inventories	(35,218)	(7,640)
Decrease in other current and noncurrent assets	4,579	18,986
Increase in suppliers	8,522	5,353
Increase (decrease) in income and social contribution taxes	36,726	(21,129)
Increase (decrease) in other currents liabilities	165	(3,966)
Net cash from operating activities	54,401	47,862
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(65,216)	(30,716)
Acquisition of investments	(1,295)	(1,512)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	461
Proceeds generated from sale of fixed assets	2,348	2,346
Net cash from (used in) investing activities	589,146	(29,421)
Cash flows from financing activities		
Proceeds from loans and financing	176,071	105,061
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(154,319)	(117,961)
Net cash from used in financing activities	(631,557)	(12,900)
Increase in cash and cash equivalents		
At the beginning of the year	214,191	20,416
At the end of the year	226,181	25,957
Increase in cash and cash equivalents	11,990	5,541

Consolidated interim financial position

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	March 31, 2003	December 31, 2002
Current assets	2,222,457	2,765,093
Cash and cash equivalents	171,211	173,188
Interest earning bank deposits	595,463	1,168,874
Trade accounts receivable	417,039	408,822
Inventories	343,774	289,133
Dividends receivable	22	606
Credit from disposal of investments	498,572	503,287
Other accounts receivable	24,319	55,459
Recoverable taxes	30,694	27,601
Deferred income and social contribution taxes	135,735	129,086
Prepaid expenses	5,628	9,037
Noncurrent assets	282,092	320,371
Recoverable taxes	9,898	9,302
Deferred income and social contribution taxes	222,350	266,198
Judicial deposits	21,328	20,987
Other receivables	28,516	23,884
Permanent assets	3,173,839	3,136,977
Investments	33,847	27,483
Property, plant and equipment	2,759,119	2,720,140
Deferred charges	380,873	389,354
Total assets	5,678,388	6,222,441

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	March 31, 2003	December 31, 2002
Current liabilities	1.643.995	2.194.173
Loans and financing	1.277.771	1.254.449
Trade accounts payable	120.523	91.184
Taxes payable other than on income	18.502	13.895
Income and social contribution taxes	56.375	1.926
Dividends payable	70.228	70.228
Related parties	-	640.527
Accrued salaries and payroll taxes	33.489	42.428
Other accounts payable	67.107	79.536
Noncurrent liabilities	2.015.662	2.173.966
Loans and financing	1.811.932	1.995.995
Provisions	110.917	76.643
Other accounts payable	62.479	70.028
Deferred income and social contribution taxes	30.334	31.300
Minority interests	105.434	99.343
Shareholders' equity	1.913.297	1.754.959
Share capital	1.137.737	1.137.737
Capital reserves	26.741	26.741
Revaluation reserves	39.842	41.719
Profit reserves	548.762	548.762
Accumulated profit	160.215	-
Total liabilities and shareholders' equity	5.678.388	6.222.441

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended March 31,	
	2003	**2002**
Net sales	593.274	426.940
Cost of goods sold	(279.988)	(250.837)
Gross profit	313.286	176.103
Selling expenses	(31.666)	(28.452)
General and administrative expenses	(60.352)	(39.296)
Financial income	27.889	38.711
Financial expenses	5.656	(102.744)
Other operating income	4.839	1.409
Other operating expenses	(10.422)	(6.624)
Equity interest in subsidiaries and affiliates	-	(197)
Operating profit	249.230	38.910
Nonoperating income	3.785	7.844
Profit before income and social contribution taxes	253.015	46.754
Social contribution and income taxes	(92.795)	(10.245)
Profit before minority interest	160.220	36.509
Minority interest	(5.959)	(6.547)
Net profit for the period	154.261	29.962
Number of shares (thousands)	258.517	221.194
Net profit per share	0.59672	0.13546

See the accountants' review report and accompanying notes to the interim financial information.

FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Notice to Stockholders

We communicate the stockholders that the documents referring to the article 133 of the Corporation Law are available in the headquarters of this company, which was informed to the market in this date and will published in newspaper on March 14, 2003.

São Paulo, March 12, 2003.

The Management



COMPANHIA SUZANO DE PAPEL E CELULOSE
CNPJ N°. 60.651.726/0001-16
Publicly Held Company

CALL NOTICE
EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

The shareholders are hereby invited to attend the Extraordinary and Ordinary General Meetings to be held on April 30, 2003, at 2:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 8°. andar, in São Paulo, to examine, discuss and resolve upon the following agenda:

Extraordinary General Meeting:

alteration of the article 5° - "caput" of the by-laws, in order to increase the capital stock approved in the Board of Directors Meeting held on September 20, 2002.

Ordinary General Meeting:

1. approval of the Management report, financial statements and consolidated financial statements for fiscal year 2002, together with the opinions of the independent auditors and of the Fiscal Committee;
2. Destination of the fiscal year net profit and distribution of the dividends of R$ 0.245 per common share and R$ 0.2695 per preferred share, without adjustment for inflation to shares referring to December 31, 2002;
3. Election of the Board of Directors;
4. Establishment of the remuneration of the Management, Board of Directors and Corporate Committee.

According to CVM Instruction n°. 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the election of the Board of Directors is 5% of the voting capital.

São Paulo, April 14, 2003.

Boris Tabacof
Chairman of the Board of Directors



COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

C.N.P.J./M.F. n° 60.651.726/0001-16

NIRE n° 35.300.015.398

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY AND ORDINARY GENERAL MEETINGS HELD ON APRIL 30, 2003

RESOLUTIONS UNANIMOUSLY APPROVED:

I – Decisions made in the Extraordinary General Meeting:

Approved the amendment of article 5 - "caput" of the bylaws to reflect the increase of capital stock approved in the meeting of the Board of Directors held on September 20, 2002; the complete wording of the article mentioned shall now read as follows: **"Art. 5** – The capital stock is one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), totally paid up and divided into two hundred and fifty-eight million, five hundred and nineteen thousand, seven hundred and eighty-four (258,519,784) no-par registered shares of which 97,374,458 are ordinary shares and 161,145,326 are preferred shares. **Paragraph One** – By resolution of the Board of Directors the capital stock may be increased, irrespective of amendment of the Bylaws, by issuance of up to 194,748,916 preferred shares, observing the limit stipulated in Article 6, § 2, of the Bylaws. **Paragraph Two** – When resolving upon issuance of preferred shares, the Board of Directors shall determine the number, type and class of shares issued in accordance with the Bylaws, the period for exercise of legal preemptive rights, if any, and, also, the issuance price of each share, if payment shall be made in cash or otherwise, and if not in cash, the minimum amount to be paid at the time of subscription, and the time and conditions for realization of the balance."

II. Decisions made in the Ordinary General Meeting:

1. The Meeting approved with abstention of those legally impeded from voting the annual management report, the financial statements and consolidated financial statements for fiscal year ended on December 31, 2002, together with the opinions of the independent auditors and of the Audit Committee, with the following directions: a) approved allocation of R$ 5.221.519,99 to Legal Reserve; b) approved distribution of dividends in the amount of R$ 67.284.235,24, such value being R$ 24.802.219,93 from the net profit for fiscal year 2002 and R$ 42.482.015,31 from the realized portion of the Reserve for unrealized profits, corresponding to a dividend of R$ 0,245 per ordinary share and R$ 0,2695 per preferred share, without adjustment for inflation; payment and/or credit to be made on May 30, 2003; c) approved the transfer of the remaining balance of the net profit for the period, in the amount of R$ 74.406.659,78, and of the accumulated profit in the amount of R$ 139.888.983,39 to the Special Legal Reserve;

2. The Meeting approved the reelection of the Board of Directors for a term lasting until the Ordinary General Meeting of 2004: Chairman - BORIS TABACOF; Deputy Chairman – AUGUSTO ESTEVES DE LIMA JUNIOR; other members: ANTONIO DE SOUZA

CORRÊA MEYER; CLÁUDIO THOMAZ LOBO SONDER; DAVID FEFFER; DANIEL FEFFER; and JORGE FEFFER; elected by appointment of shareholder BNDES Participações S.A. BNDESPAR, Mr. ANTONIO CARLOS DE VASCONCELLOS VALENÇA; and from the names shown on the triple list presented by the controlling shareholder, Mr. OSCAR DE PAULA BERNARDES NETO was elected a member of the Board of Directors with abstention of vote by shareholders: CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI, FUNDO FATOR SINERGIA – FUNDO DE INVESTIMENTO EM AÇÕES, PLURAL FUNDO DE INVESTIMENTO EM AÇÕES LIVRE, PLURAL INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES LIVRE, SINERGIA II FIA, FUNDO DE INVESTIMENTO EM AÇÕES PLURAL JAGUAR and FATOR FEB FUNDO MUTUO INVESTIMENTO EM AÇÕES - CARTEIRA LIVRE.

3. Approved the installation of the Corporate Board and re-elected to form this board for a term lasting until the Ordinary General Meeting of 2004, the following: ADHEMAR MAGON; SERGIO ARTHUR FERREIRA ALVES; PEDRO CORNACCHIONE; and FÁBIO EDUARDO DE PIERI SPINA. Mr. Adhemar Magon was appointed Chairman of the Corporate Board;

4. Set at twenty-five million and two hundred thousand reais (R$ 25.200.000,00) the annual global remuneration of the Board of Directors and Officers it being incumbent upon the Board of Directors, in accordance with the Bylaws, to resolve upon distribution of such funds among the members of the board and Officers;

5. Upon the request of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, holder of preferred shares, the Meeting elected as members of the Audit Committee for the current fiscal year the following: Adalberto Thomaz Gangoni and Antonio Carlos Mariani the first as full member and the other as his deputy; the majority of holders of ordinary shares re-elected to integrate the same board as full members the following: Messrs. Luiz Augusto Marques Paes and Rubens Barletta, and as their deputies Messrs. Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert. The Audit Committee, elected to serve until the Ordinary General Meeting of 2004 is as follows: Full Members: Luiz Augusto Marques Paes; Rubens Barletta; and Adalberto Thomaz Gangoni; and as their respective Deputies: Roberto Figueiredo Mello; Luiz Gonzaga Ramos Schubert; and Antonio Carlos Mariani;

6. The Meeting approved the minimum remuneration established in law for each full member of the Audit Committee;

7. Authorized publication of these Minutes of Meeting in accordance with Paragraph Two of Article 130 of the Corporate Law.

Having been read and approved, these Minutes of Meeting were signed by all those present. São Paulo, April 30, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. Other Shareholders present.

This is a true copy of the original document drawn in the proper Book

Augusto Esteves de Lima Junior

Chairman of the Meeting



FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

CNPJ/MF N°. 60.651.726/0001-16

NIRE N°. 35.300.015.398

Summary of the Minutes of the Board of Directors Meeting

Held on April 30, 2003

On April 30, 2003 at 3:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo (SP), was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the Members undersigned. The Meeting was presided by Boris Tabacof Chairman of the Board of Directors who stated that the purpose of the Meeting was to resolve upon the election of the Managing Board. The matter was discussed and voted upon and the Board of Directors reelected the Managing Board for a term lasting until the Ordinary General Meeting of 2004 as follows: **President Director - David Feffer; Corporate Vice-President Director - Daniel Feffer; Superintendent Director - Murilo Cesar Lemos dos Santos Passos; Directors: Bernardo Szpigel - Financial And Investor Relations Director; José Marcos Vettorato - Manufacturing Director; Carlos Pontinha Pereira - Internal Market Director; José Carlos Macedo Ferreira - Natural Resources Director; Rogério Ziviani - International Businesses Director; and elected André Dorf – Business Development Director, and João Mario Lourenço Filho – Logistic Director.**

RCASUZ300403



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Summary of the Minutes of the Board of Officers Meeting Held on May 07, 2003

On May 07, 2003 at 4:30 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of the Board of Officers of Cia. Suzano de Papel e Celulose, attended by the members undersigned. The meeting unanimously decided to submit to Board of Directors, the proposal for reform the company's bylaws in the terms of the project presented, mainly to modified the structure of social administration.

FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Summary of the Minutes of the Board of Directors Meeting Held on May 07, 2003

On May 07, 2003 at 6:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the members undersigned. The meeting unanimously decided to approve the proposal to reform of the company's Bylaws, mainly the structure of social administration, in terms of the project presented by the officers.

NEMOFEFFER S.A.
C.N.P.J.M.F. No. 60.651.809/0001-05
Publicly Held Company





COMPANHIA SUZANO DE PAPEL E CELULOSE
C.N.P.J. n°. 60.651.726/0001-16
Publicly Held Company

SUZANO PETROQUÍMICA S.A
C.N.P.J. N°. 04.705.090/0001-7
Publicly Held Company

IN CONSTANT PURSUIT OF EXCELLENCE

NEW MANAGEMENT AND CORPORATE GOVERNANCE MODEL

RELEVANT FACT

NEMOFEFFER S.A., COMPANHIA SUZANO DE PAPEL E CELULOSE and **SUZANO PETROQUÍMICA S.A.** inform their shareholders and the market in general, their decision to submit to their respective General Meetings, proposals for administrative and managerial changes that imply consolidation of the new corporate management model for the Suzano Companies. These changes represent an important evolution and are aligned with the successful and focused corporate strategy implemented over the last years, which has transformed the Suzano Companies into a reference standard of corporate excellence and technical quality.

Overall, the various measures aim to add value for the respective shareholders by the reduction and streamlining of costs within the corporate structure, in addition to being a major step towards the transformation of the Suzano Companies into a reference standard of corporate governance, transparency and protection of shareholders' rights

The strategy of concentrating investments in two main businesses, pulp and paper and petrochemical, has yielded excellent results. During the last two years, the participation of COMPANHIA SUZANO DE PAPEL E CELULOSE was consolidated within its sector, especially after acquisition of the controlling interest in BAHIA SUL CELULOSE S.A. The pulp and paper business has stepped up to a new level reaching a net annual income of R$ 2.1 billion, growing 28 % in two years. Annual cash generation totaled R$ 841 million.

SUZANO PETROQUÍMICA S.A. was created from the spin-off of its petrochemical assets, a move that conferred greater transparency to the Group businesses. The pioneer project of Rio Polímeros is in full progress and its start-up is scheduled for the end of 2004. The new Polibrasil plant was recently inaugurated. These are two very good examples of well-structured partnerships with local and foreign partners that attest to the Group's tradition of working in cooperation with harmony and efficiency.

In order to strengthen the corporate identity of the Group, and to reflect its new role within the Group's structure, Nemofeffer S.A. will have its name changed to **SUZANO HOLDING S.A.** and Mr. David Feffer will be its Chief Executive Officer. The controlling shareholders will continue to be represented in the Board of Directors, and in the Corporate Board, where Messrs. Daniel Feffer and Jorge Feffer shall hold the positions of Corporate Vice Presidents. The Executive Board, responsible for the company management and for laying down the policies and strategic guidelines for the Suzano Companies, shall be formed by Messrs. Fábio Eduardo de Pieri Spina, João Pinheiro Nogueira Batista and Luiz Fernando Giorgi, as Executive Vice Presidents.

The pulp and paper business operated by COMPANHIA SUZANO DE PAPEL E CELULOSE and its subsidiary BAHIA SUL CELULOSE S.A. is already consolidated as regards its management. The degree of maturity achieved and the excellent results obtained allow the controlling shareholders to withdraw from participating in the Executive Board of COMPANHIA SUZANO DE PAPEL E CELULOSE holding seats in the Board of Directors only, as from now. Messrs. David Feffer and Daniel Feffer shall leave their posts as Chief Executive Officer and Corporate Vice President, respectively, and shall take over as Chairman and Deputy Chairman of the Board of Directors of COMPANHIA SUZANO DE PAPEL E CELULOSE. Mr. Murilo Passos shall remain as Superintendent Officer and shall report, from now on, to the Board of Directors. During this new phase, the Board of Directors shall benefit

from the support of independent consultants, as well as from a representative of BNDESPAR and of the Preferred Stock Minority Interest. Additionally, the Board of Directors wishes to assure a more in-depth analysis of strategic topics and make more efficient the planning and auditing activities and corporate performance, by creating the Strategy Committee and Management Committee, whose scope of action shall be detailed in the Bylaws and Resolutions of the Board of Directors. The company Management has decided, also, to include in the proposed revision of the Bylaws, the waiver, effective as from 2004, of the right to elect the representative of the preferred stock minority interest through the triple list mechanism.

The object of SUZANO PETROQUÍMICA S.A. is the participation in the petrochemical area, and it needs a management structure that allows for suitable agility. Therefore, in the proposed management model, the Executive Officers of **SUZANO HOLDING S.A**. shall be members of the Executive Board of SUZANO PETROQUÍMICA S.A; Mr. Armando Guedes Coelho shall remain in the post of Superintendent Officer and Mr. Sergio Alves shall be appointed Executive Officer. The Board of Directors shall propose the creation of a Strategy Committee, for the same purposes as described in the previous paragraph.

With this reformulation, the controlling shareholders of the Suzano Companies believe that they are assuring, through SUZANO HOLDING and the respective Board of Directors, the control of strategy setting and of the planning process of the companies, while at the same time strengthening corporate management and granting greater independence to operational management, abiding at all times by the principles of transparency, equity, responsibility, compliance and ethics.

To make clear the unequivocal strategic commitment of the controlling shareholders with the stock market and good corporate governance practices, COMPANHIA SUZANO DE PAPEL E CELULOSE is adhering today to Level 1 of the Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA).

São Paulo, May 8, 2003.

NEMOFEFFER S.A	COMPANHIA SUZANO DE PAPEL E CELULOSE	SUZANO PETROQUÍMICA S.A.




SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
CNPJ Nº· 60.651.726/0001-16
Publicly Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders are hereby invited to attend the Extraordinary General Meeting to be held on May 30, 2003, at 2:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 8º· floor, in the city of São Paulo (SP), to deliberate about management proposal with favorable opinion of the Board of Directors for reform of the company's bylaws mainly the structure of social administration.
Copy of new project of by-laws is available in the headquarters and having been sent to Securities and Exchange Commission.

São Paulo, May 08, 2003.

Augusto Esteves de Lima Junior
Vice-Chairman of the Board of Directors

FILE n°. 82-3550


SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ n° 60.651.726/0001-16
NIRE n° 35.300.015.398

Minutes of the Extraordinary General Meeting

DATE: May 30, 2003.

TIME: 2:30 p.m.

VENUE: Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 8°· andar – São Paulo - SP.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

PRESIDING BOARD: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the State of São Paulo dated 9, 10 and 13 and Gazeta Mercantil dated 9, 12 and 13, of May 2003;
2. Management proposal with favorable opinion of the Board of Directors of May 07, 2003, for reform of the Bylaws mainly the structure of social administration, in terms of the project presented and available to shareholders, Securities and Exchange Commission and São Paulo Stock Exchange.

UNANIMOUS RESOLUTIONS:

1. Approved the management proposal with favorable opinion of the Board of Directors, for reform of the Bylaws mainly to adjust it to the new structure of social administration, concerning relevant fact published on May 09, 2003. This Bylaws shall become an integral part of these minutes and shall be registered together therewith at the Commercial Registry of State of São Paulo.

2. The Chairman of this Meeting declared that, concerning to the new structure of social administration, the office of Chairman of Board of Directors will be performed by Mr. David Feffer and the offices of Deputy Chairmen by Mrs. Daniel Feffer and Boris Tabacof. Ratified the election realized in Ordinary General Meeting of April 30, 2003 and, with the amendment approved in this Meeting, the Board of Directors, for a term lasting until the Ordinary General Meeting of 2004, as follows: Chairman – David Feffer; Deputy Chairmen: Daniel Feffer and Boris Tabacof; other members: Augusto Esteves de Lima Junior, Antonio de Souza Corrêa Meyer, Claudio Thomaz Lobo Sonder, Jorge Feffer, Antonio Carlos de Vasconcelos Valença e Oscar de Paula Bernardes Neto, all of them elected and qualified at the Ordinary General Meeting of April 30, 2003;
3. Authorized publication of these Minutes of Meeting in the form and as prescribed in Paragraph 2 of article 130 of the Corporate Law.

After the matter of this Meeting was finished, the Funds: Fundo Fator sinergia – Fundo de Investimento em Ações, Fundo Fator Sinergia II – Fundo de Investimento em Ações, Fundo de Investimento em Ações Guararapes, Fundo Mútuo de Investimento em Ações Carteira Livre, Plural – Fundo de Investimento em Ações Livre, Elo – Fundo de Investimento em Ações delivered to Presiding Board, Declaration of Base to the approved matters , emphasizing the single paragraph of the article 14 of the Bylaws, in which the company anticipates from 2006 to 2004 the right of the shareholders owners of preferred shares to elect (one) 1 member to the Board of Directors, suspending the presentation of the triple list by the controlling shareholders, established in the article 8, paragraph 4 of the law n°. 10.303, of October 31, 2001.

Having been read and approved, these minutes were signed by those present. São Paulo, May 30, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. By proxy. FANNY FEFFER - Andre Guper. ANDRE GUPER.

This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary

AGE-SZPQ30.05.03-Eng.

CONSOLIDATED BYLAWS
OF
COMPANHIA SUZANO DE PAPEL E CELULOSE

TITLE I

Name, headquarters, term and corporate object

Article 1. **COMPANHIA SUZANO DE PAPEL E CELULOSE** is a joint-stock authorized capital company ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2. The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph - The Management shall decide upon the opening and closing of branches and warehouses.

Article 3. The company shall operate for an indefinite period of time.

Article 4. The corporate object of the company is:

a) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences, including recycling of these as well as products related to the graphic segment;

b) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management;

c) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object;

d) transportation on its own behalf and on behalf of third parties;

e) the participation as a partner or as shareholder of any other company.

TITLE II

Capital and Shares

Article 5. The capital stock is one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), fully paid and divided in two hundred and fifty-eight million, five

hundred and nineteen thousand, seven hundred and eighty-four (258.519.784) no-par registered shares, of which ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are ordinary shares and one hundred and sixty-one million, one hundred and forty-five thousand, three hundred and twenty-six (161.145.326) are preferred shares.

Paragraph One - The capital stock may be increased by resolution of the Board of Directors, irrespective of amendment of the Bylaws, through the issue of up to one hundred and ninety-four million, seven hundred and forty-eight thousand, nine hundred and sixteen (194,748,916) preferred shares, observing the limit established in Article 6, Paragraph 2, of these Bylaws.

Paragraph Two - In resolutions concerning the issue of preferred shares, the Board of Directors shall indicate, the quantity and class of the stock to be issued, the issuance price of each share, payment terms of the shares subscribed, whether at sight or in installments, and, in this case, the minimum to be paid upon subscription and the time and conditions for paying up the remaining balance.

Paragraph Three – In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.

Article 6. The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without any premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law;

c) dividend, per share, ten percent (10%) higher than the dividend assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares; and

e) all other rights assigned to the common stock, except as provided in the first paragraph of this Article

Paragraph One - The preferred shares shall not be entitled to voting rights, except as provided in law.

Paragraph Two – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article Seven (7) of these Bylaws.

Paragraph Three – Resolutions approving increase of the capital stock shall stipulate, in relation to the shares to be issued, how the first subsequent dividend shall be calculated for the new shares.

Paragraph Four - In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the rights assigned to each type and class of shares issued by the company shall be fully observed.

Article 7. The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares and, in this case, each common share will be simply converted into a preferred share, observing the maximum limit set in paragraph two of the previous article.

TITLE III

The General Meeting

Article 8. The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by a Deputy Chairman, or in the cases provided in law.

Article 9. The General Meeting shall be installed by the Chairman of the Board of Directors, or by any of the Deputy Chairmen of the Board of Directors, or by the Superintendent Officer; The stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to serve as Secretary.

TITLE IV

Management of the Company

Article 10. The company has the following management bodies:

a) Board of Directors; and
b) Management Board.

Article 11. The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12. The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of the newly elected members; reelection shall be permitted.

Article 13. The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon the Board of Directors to resolve upon the allocation of the defined amount, among the Board members and members of the Management Board.

SECTION I – BOARD OF DIRECTORS

Article 14. The Board of Directors is formed by five (5) to nine (9) members, all of them shareholders, resident in the country or not, elected by the General Meeting, which shall appoint from among them the Chairman and up to two (2) Deputy Chairmen.

Sole Paragraph - After the Ordinary General Meeting of the year 2004, inclusive, the shareholders of preferred shares that represent at least ten percent (10%) of the capital stock, shall be entitled to elect and remove one (1) member of the Board of Directors, voting separately in the General Meeting and excluding from such vote the controlling shareholders pursuant to article 141, paragraph 4, subitem II, of the Corporate Law, with the wording given by Law No. 10.303 of October 31, 2001 with reduction of the original period stipulated in article 8 paragraph 4 of the same law from 2006 to 2004.

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses, respecting always the ethical values adopted by the communities in which it operates, especially those related to human rights and protection of the environment;

b) to elect, evaluate and remove at any time the Officers of the Management Board and to assign the duties and powers of each one of them when not foreseen in these Bylaws;

c) to follow up on the activities of the Officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to resolve upon the issuance of preferred shares, as stipulated in paragraphs one and two of Article Five (5) of these Bylaws;

e) to give opinion on the Management Report and on the Management Accounts;

f) to appoint and remove the independent auditors, except for the right of veto as provided in law;

g) to approve the criteria and accounting principles;

h) to approve the long-term global strategy to be adopted by the company and its subsidiaries, as well as the strategy to be suggested to affiliated companies;

i) to examine, approve and control the preparation of annual and pluriannual investment and operational budgets to be prepared by the Management Board;

j) to follow up on and to evaluate the economic and financial performance of the company.

k) to issue opinion on any propositions or recommendations of the Management Board to the General Meeting;

l) to resolve upon granting or not preemptive rights to former shareholders or upon reduction of the period for exercising such rights when issuing shares, convertible debentures and subscription bonuses, the placement of which is made as stipulated in Article 172 of Law No. 6404/76;

m) provided observance to the provision of item l) above, to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

n) to authorize the initial and subsequent participation of the company as partner, shareholder or consortium member in other companies or projects, the granting of such participation in guarantee to third parties in the operations of the company, as well as the disposal, under whatever title and under whatever form of any part of the company's assets.

o) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale;

p) to appoint the Investors Relations Officer

q) to authorize the Management Board, establishing the scope of responsibilities by resolution approved in the meeting of the Board of Directors, the Minutes of Meeting of which shall be duly filed with the Commercial Registry of the State of São Paulo to:

q.1 sell, encumber and purchase, property of whatever nature relative to fixed assets;

q.2 constitute secured guarantee of whatsoever nature or chattel mortgage as collateral;

q.3 enter financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers;

q.4 execute any other contracts within the limits of values defined.

q.5 practice or cause to be practiced any acts not expressly foreseen in these Bylaws provided they are legally within his scope of responsibility.

r) to resolve upon the creation of the Advisory Committee, to provide advisory services to the members of the Board of Directors fixing the positions and rules according to which the Committee shall operate; and

s) to create, when and if deemed convenient, other Committees of the Board of Directors, always in compliance with the provisions of article 16 below.

Article 16. In order to (i) increase the interaction and cooperation between the Management Board and the Board of Directors; (ii) enable in-depth analysis of relevant and strategic matters, assuring adequate information and greater quality and efficiency to the decision-making process of the Board of Directors, as well as (iii) comply with modern rules of corporate governance, are created hereby the Committees of the Board of Directors, whose duty shall be to give their opinion on matters of its scope of responsibilities under the terms of these Bylaws and of the resolutions of the Board of Directors.

Paragraph One - Each Committee shall be formed by two (2) to nine (9) persons, members of the Board of Directors or not, appointed by the latter, to serve for the same term of its members, and the Chairman of the Board of Directors shall also appoint a Coordinator for each Committee. The members of the Committees may participate in more than one Committee at the criteria of the Board of Directors, and shall have the same duties and legal responsibilities of the directors of joint stock companies. The Board of Directors may remove or replace the members of the Committees at any time. The resolutions of the Committees shall be taken by the majority of members and the Coordinator shall have the casting vote when the Committee is formed by an even number of members.

Paragraph Two - The Committees may be assisted by other professionals, counting as well with the support of the administrative structure. The remuneration of such professionals, including that of the members of the Committees that are not members of the Board of Directors and the expenses of the support administrative structure shall be borne by the company. The members of the Board and employees of the company shall not be entitled to additional compensation for their participation in the Committees. When they deem necessary, the Committees may resolve to direct consultations to external professionals, whose fees shall be borne by the company.

Paragraph Three - The Board of Directors shall prepare specific rules regarding the work, scope of authority and procedures of the Committees (Internal Rules).

Article 17. Without detriment to the creation of other Committees by the Board of Directors, the following Committees shall be created:

a) **Management Committee:** shall have the duties assigned by the Board of Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities in the areas of finance and control, skills management, remuneration, environment protection, security, legal matters, new businesses, investments, relations with the market, audit, budget, ethics and follow-up on results. Such Committee shall give their prior opinion when the decision of the Board of Directors regards any of the matters mentioned in the items of Article Fifteen (15), except subitem "h" of these Bylaws.

b) **Strategy Committee:** shall have the duties assigned by the Board of Directors, including, among others, to advise the Board of Directors in the fulfillment of their responsibilities relative to the long-term strategy area of the company. Such Committee shall give their prior opinion when the decision of the Board of Directors is regarding the matter mentioned in subitem "h" of Article Fifteen (15) of these Bylaws.

Article 18. It shall be incumbent upon the Chairman of the Board of Directors, assisted, at his exclusive discretion, by the respective Committees of the Board of Directors, to fulfill the duties described in following subitems "b", "c" and "d":

a) to represent the Board of Directors before third parties;

b) suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors;

d) to follow up on and support the performance of the Management Board and/or of any of its officers.

Article 19. In case of impediment or temporary absence, the Chairman of the Board of Directors shall be substituted by one of the Deputy Chairmen of the Board appointed by him, and, should this not happen, the Board of Directors shall appoint such substitute. The same criterion shall apply to any other member in the same situation to be substituted by one of its peers.

Paragraph One - If there is a vacancy in the Board of Directors, a Extraordinary General Meeting shall be convened, in not later than twenty (20) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board or if deemed convenient that such vacancy be filled.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20. The Board of Directors shall meet when convened by its Chairman, by any of its Deputy Chairmen or by the Superintendent Officer, at least two (2) days in advance informing the agenda to be discussed; the meetings may be convened by electronic mail and the quorum for installation on first call is of at least two thirds (2/3) of the members and, on 2nd call of the majority of its members. The resolutions of the Board of Directors shall be approved by majority of the members present, among which shall be the Chairman or one of the Deputy Chairmen. In case of tie, the Chairman of the Board of Directors shall have the casting vote.

Paragraph One - The Members of the Board may attend the meeting via conference call, video-conference or other means of communication and to assure the effective attendance and authenticity of their vote the members of the Board shall deliver within three (3) days after meetings of this kind, at the company's headquarters or send by fac-simile, documents subscribed by them confirming their attendance and nature of their vote. This procedure is dispensed with by the corresponding signature of the minutes of meeting of the Board of Directors by the relevant member of the Board and the mention of the nature of the member's vote.

Paragraph Two - Any member of the Board of Directors shall have the right to be represented by one of his fellow members at the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting, being allowed to disclose or not the nature of his vote. The representation shall be null and void concurrently with the closing of the meeting of the Board of Directors.

Paragraph Three - In the same manner, voting by letter, cable electronic mail or telefax shall e permitted when the vote is received by the Chairman of the Board or by his substitute, before the time of the meeting.

Paragraph Four - The Chairman of the Board may invite to attend the meetings of the Board of Directors, although with no voting right, any member of the Committees of the Board of Directors or of the Management Board who is not a member of the Board of Directors, any other officer of the company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information and suggestions that may help the resolution process of the members of the Board.

Paragraph Five - The Board of Directors may appoint as honorary member, a person of recognized professional skill having a track record of service to the company, who may be asked to give information during the meetings of the Board of Directors.

SECTION II - MANAGEMENT BOARD

Article 21. The Management Board shall be composed by a Superintendent Officer and four (4) to nine (9) Executive Officers, shareholders or not, resident and domiciled in the

country, of proven technical and administrative capacity, elected and removed at any time by the Board of Directors, reelection being permitted.

Paragraph One - The areas of performance and specific authority of each of the members of the Management Board may be assigned by the Board of Directors, when not provided for under these Bylaws.

Paragraph Two – The members of the Management Board shall not bind themselves personally by surety or guarantee.

Article 22. In case of impediment or temporary absence:

a) of the Superintendent Officer, his substitute shall be appointed by the Chairman of the Board of Directors from among the members of the Board of Directors or of the Management Board;

b) of any other Officer, his substitute shall be appointed by Superintendent Officer, among the other members or among the direct subordinates of the Officer absent or under impediment, as recommended by him. In this case, the direct subordinate that is substituting for the Officer absent or under impediment shall participate of all routine activities and shall have all the responsibilities of the absent officer, including the participation in the Meetings of the Management Board to inform on matters pertinent to the absent officer, without however, being entitled to voting rights or to receive the remuneration of the officer being substituted.

Paragraph One - If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board or if deemed convenient that such vacancy be filled.

Paragraph Two - Except for the provisions of Article 22 "b" above, the substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 23. The meetings of the Management Board shall be held whenever convened by the Superintendent Officer or by two other Officers at least two (2) days in advance. These meetings shall be valid when attended by the majority of the members in office, among which the Superintendent Officer or his substitute.

Paragraph One - In all the meetings of the Management Board the resolutions shall be approved by majority of the attending members and shall be recorded in the Minutes of Meeting. In case of tie, the Superintendent Officer shall have the casting vote.

Paragraph Two - The Management Board may hold a meeting that has not been formally convened, in case of urgent matters. This meeting, however, shall only be valid when attended or represented by two thirds (2/3) of the Management Board, and when resolutions are unanimously approved.

Article 24. It is incumbent upon the Management Board:

a) to comply and enforce compliance with the provisions of these Bylaws, the resolutions of the General Meeting and of the Board of Directors;

b) to conduct and manage the corporate businesses, according to the guidelines provided by the Board of Directors;

c) to prepare monthly trial balances and monthly management reports for the same period, submitting these to the Board of Directors;

d) to prepare financial statements for each period, as foreseen in these Bylaws, and also proposition of allocation of profits, submitting these to the Board of Directors;

e) to propose to the Board of Directors for approval the procedures described in Article 30 and 31 of these Bylaws;

f) to prepare annual and pluriannual investment and operating budgets, comprising, among others, forestry, industrial, commercial, financial and human resources planning, to be submitted by the Superintendent Officer to the Board of Directors;

g) to approve the matters mentioned in items "q.1" to "q.4" of Article 15 of these Bylaws, observing the values within the scopes of responsibility previously established by the Board of Directors when they do not exceed those foreseen therein, or submitting them to the Board of Directors in advance when they do exceed.

h) to inform to the Management Committee, at least five (5) days in advance, in writing, whenever General Meetings or Meetings of the Board of Directors are convened (and if there is no Board of Directors, any Meetings of the Management Board or similar body) of associated or controlled companies, or of projects in which it holds an interest, submitting proposals for definition of the company vote in these meetings.

i) to open and/or close branches and deposits anywhere in the country;

j) to inform the Board of Directors, through the Chairman of the Board about any issue that is relevant in respect to the company's businesses; and

k) to seek to continuously improve the company's organizational environment and results.

Article 25. The company shall be represented as creditor or debtor in any acts or operations that result in liability to or that release third parties from any liability towards the company by two (2) of its Officers.

Paragraph One - The company shall be represented by one Officer and one attorney-in-fact, by two attorneys-in-fact or by one attorney-in-fact, provided that when granting the power of attorney the company is represented by two Officers, one of which must necessarily be the Superintendent Officer, and providing further that the respective power of attorney specifies precisely and consistently the powers conferred thereby to the grantees and the term of validity of the instrument.

Paragraph Two - No powers for delegation shall be granted, except for *ad judicia* powers when delegation shall be allowed with reserve clause of equal powers to the Grantor.

Paragraph Three - Notwithstanding the provisions of this article, the company may be individually represented by any of its Officers in the following cases:

a) endorsement of checks or trade notes on behalf of financial institutions, for deposit into the company's account in the first case, and for discount and/or collateral and/or commercial pledge and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes;

b) representation before any federal, state and municipal agencies and departments, public companies, mixed economy companies and foundations, exclusively for administrative purposes;

c) representation before Labor Courts, Courts of Justice and Unions, including appointment of representatives for handling matters related to admission, suspension and dismissal of employees and/or labor agreements;

d) representation before third parties, in cases not involving obligation of whatever nature to the company;

Paragraph Four - Except for "*ad judicia*" powers, for representation of the company in administrative litigation before Public Administration entities and proceedings relative to trademarks and patents, all other mandates granted by the company shall be effective until the 30th of June of the year subsequent to the granting of such mandates if a shorter period has not been established, which, whatever the case shall be always indicated in the respective instrument.

Article 26. It shall be incumbent upon the Superintendent Officer:

a) without detriment to the provisions of article 25 above, to represent the company, jointly with another Officer, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact may be appointed;

b) to represent the company in its high-level public or private relations;

c) to oversee all corporate activities according to the guidelines established by the Board of Directors;

d) to submit the annual and pluriannual investment and operational budgets for approval of the Management Board and Board of Directors;

e) to submit to the Management Board the statistics, reports and statements showing the global results of the company, including also the associated or controlled companies and projects in which it holds an interest.

f) to foster the good relationship of the Management Board with the Committees and with the Board of Directors based on the best interests of the company;

g) to maintain the Board of Directors, through its Chairman always informed about the acts and facts relative to the activities and investments of the company discussing with the Directors all the relevant aspects.

h) to propose to the Board of Directors, after hearing the Management Committee, the following matters:

h.1) to set the top-level financial policy to be adopted by the company and by its subsidiaries, and to be suggested to the affiliated companies;

h.2) to define the long-term global strategy to be adopted by the company and its subsidiaries and to be suggested to affiliated companies;

h.3) to decide upon the initial or subsequent interest of the company, its subsidiaries, controlled or associated companies, as partner or shareholder in other companies, as well as on the sale or encumbrance of such interest;

h.4) to decide upon the formation of joint-ventures or upon entering partnerships of whatever nature and any rescissions or extensions thereof not only regarding the company but also its subsidiaries, controlled and associated companies;

Sole Paragraph - Preliminary summons of the Company shall only be valid when served to the Superintendent Officer and another Officer.

TÍTULO V

Fiscal Committee

Article 27. The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law.

Article 28. In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

TITLE VI

Financial Statements and Allocation of Net Profits

Article 29. The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared, to be submitted by the Management Board to the Ordinary General Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) At least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) the amounts legally required for the Reserve for Contingencies;

c) the amount required for payment of a dividend representing at least twenty-five per cent (25%) of the adjusted net profit in each fiscal period, as provided for in article 202 of the Corporate Law; dividends shall be declared in full compliance with the rights, preferred rights, benefits and priorities of the shares then existing, according to the law and these Bylaws and, when applicable, as per resolutions of the General Meeting;

d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One - According to Article 197 and its paragraphs of the Corporate Law, in the fiscal year in which the amount of the compulsory dividend, calculated according to these Bylaws, or according to article 202 of the same law, exceeds the realizable net profits for the period, the General Meeting may, as proposed by the Management, allocate the excess value to the constitution of a realizable profit reserve.

Paragraph Two - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the

capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution

Paragraph Three - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Paragraph Four - After the deductions covered under this article and its paragraphs, the remaining profits may be total or partially retained, by resolution of the Ordinary General Meeting, based on capital budget prepared by the Management with opinion of the Fiscal Committee (if applicable) and approved by the Ordinary General Meeting, allowing the company to dispose of the generated resources for funding its operations and investments already committed, or to be committed, required for its maintenance and development. Such capital budget shall be annually revised by the Ordinary General Meeting when it is prepared for a period longer than one year.

Article 30. By proposition of the Management Board approved by the Board of Directors, the company may pay interest to the shareholders as remuneration to shareholder's equity up to the limit established in article 9 of Law No. 9249 of December 26, 1995, and in the form of paragraph 7 of this same article, any amounts thus paid may be added to the value of the compulsory dividend provided by law and by these Bylaws.

Article 31. A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) declare payment of semiannual dividends, as part of the annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in each half of the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

Article 32 - The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be

selected and/or removed by the Board of Directors, observing, where applicable, the provisions of paragraph 2 of article 142 of the Corporate Law.

TITLE VII

Liquidation

Article 33. The company shall be liquidated in the cases provided by law, and it shall be incumbent upon the General Meeting to resolve upon the manner of liquidation and to appoint the liquidator to be in charge during the liquidation period.

São Paulo, May 30, 2003

Augusto Esteves de Lima Junior Chairman of the Meeting	Fabio Eduardo de Pieri Spina Secretary





COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Summary of the Minutes of the Board of Directors Meeting Held on May 30, 2003

On May 30, 2003 at 4:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo (SP), was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the Members undersigned. Presiding Board: David Feffer - Chairman. Fabio Eduado de Pieri Spina - secretary.
The purpose of the Meeting was the following:

a) Register of the extinguishment of the offices of President Director and Corporate Vice President Director which was performed by David Feffer and Daniel Feffer, respectively, due to the new structure of social administration approved in Extraordinary General Meeting held on May 30, 2003;
b) Designation of the members of Administration Committee and its coordinator;
c) Designation of the members of Strategy Committee and its coordinator.

The members of the Board of Directors, unanimously, decided that:

1. The Managing Board is composed for a term lasting until Ordinary General Meeting of 2004 as follows: Superintendent Director - Murilo Cesar Lemos dos Santos Passos; and as Directors: Bernardo Szpigel - Financial And Investor Relations Director; Rogério Ziviani - International Businesses Director; José Marcos Vettorato - Manufacturing Director; José Carlos Macedo Ferreira - Natural Resources Director; Carlos Pontinha Pereira - Internal Market Director; André Dorf – Business Development Director; João Mario Lourenço Filho – Logistic Director.
2. The Administration Committee appointed the following members for a term lasting until Ordinary General Meeting of 2004: Coordinator - David Feffer; Members: Fabio Eduardo de Pieri Spina; João Pinheiro Nogueira Batista; Luiz Fernando Sanzogo Giorgi and Murilo Cesar Lemos dos Santos Passos.
3. The Strategy Committee appointed the following members for a term lasting until Ordinary General Meeting of 2004: Coordinator – Claudio Thomaz Lobo Sonder; Members: David Feffer; Daniel Feffer and Jorge Feffer.


SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Minutes of the Board of Directors Meeting

On May 30, 2003 at 6:30 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of the Board of Directors of Cia. Suzano de Papel e Celulose, attended by the Members undersigned. The Chairman of the Board of Directors David Feffer, as Presiding Board, invited Fabio Eduardo de Pieri Spina as secretary. The purpose of the Meeting was the establishment of limits of general powers to Managing Board, concerning to item "q", subitem "q.1" to "q.4" of the article 15 of the company's Bylaws.The matter was discussed and voted upon and the Board of Directors who unanimously decided to authorize the Managing Board: a) sell, encumber and purchase, property of whatever nature relative to fixed assets, relating to property, plant and equipment not higher, per operation or per project, than seven million and five thousand of Reais (R$ 7,500,000.00). In the operations or projects of amount superior to seven million and five thousand of Reais (R$ 7,500,000.00) and under thirty million of Reais (R$ 30,000,000.00), the Managing Board is authorized to undertake them, if those to refer to implementation of projects or operations included in the formal budget previously approved and through final referendum of the Chairman of the Board of Directors; b) constitute secured guarantee of whatsoever nature or chattel mortgage as collateral of the amount not higher, per operation or per project, than twenty million of Reais (R$ 20,000,000.00); c) to celebrate financial transactions involving debt or credit, including those under the title "vendor" in which the company appears as guarantor of its customers, of the amount not higher, per operation or per project, than thirty five million of Reais (R$ 35,000,000.00); and d) to execute any other contracts of the amount not higher, per operation or per project, than fifteen million of Reais (R$ 15,000,000.00). In cases of operations or projects above mentioned in the item "a" to "d" be executed in foreign currency, the exchange rate to be complied shall be that ruling in the last work day of the anterior month of the contract (Sisbacen Ptax 800 – sell). There being no further matter for discussion, the meeting was closed, and these Minutes were drawn, which after being read and approved were signed by all those present. São Paulo, May 30, 2003. David Feffer – Chairman. Fabio Eduardo de Pieri Spina – Secretary. The members of the Board of Directors: David Feffer. Daniel Feffer. Boris Tabacof. Augusto Esteves de Lima Junior. P/Claudio Thomaz Lobo Sonder – David Feffer. Antonio de Souza Corrêa Meyer. Jorge Feffer. Antonio Carlos de Vasconcelos Valença. Oscar de Paula Bernardes Neto.



FILE n°. 82-3550



COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

Summary of the Minutes of Officers
Held on May 26, 2003

On May 26, 2003 at 2:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9° andar, in the city of São Paulo, was held a Meeting of Officers of Cia. Suzano de Papel e Celulose attended by the Members undersigned. The officers decided unanimously to change the address of the headquarters of this company, **from** Av. Brigadeiro Faria Lima, 1355 – 5° ao 10° e 12° andares - São Paulo - SP - CEP 01452-919 **to** Av. Brigadeiro Faria Lima, 1355 - 5° ao 10° andares - São Paulo - SP - CEP 01452-919.



Companhia Suzano de Papel e Celulose

Interim financial information Three-month period ended March 31, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))



Companhia Suzano de Papel e Celulose

Interim financial information

Three-month period ended March 31, 2003 (Unaudited)

Contents

Management report

During the first quarter of 2003 there was a significant improvement in the Company's indicators and operating results. The income from activity (EBIT) and cash flow generation (measured by the EBITDA) significantly increased when compared to the first quarter of 2002. The good operating performance together with the positive impact of the appreciation of the Real to the Dollar on net indebtedness, and on the equity method results of Bahia Sul, determined net earnings of R$154.6 million, up 480.6% compared to those recorded for the same period of 2002.

Net sales during the first quarter of 2003 was R$ 353.2 million, with an increase of 45.6% over the same period of 2002. The average unit prices in reais increased 48.6%. This improvement was helped by the effect of the exchange rate variation on exports and by the increase in prices in the international market followed by a recovery in domestic market prices. Sales volume was 2.0% lower, totaling 130.4 thousand tons.

The average unit price of the products sold increased 20.7% compared to the first quarter of 2002.

Gross profit recorded was R$ 176.4 million, up 89.4% in comparison with the same period of 2002. Gross margin was 49.9%, against 38.4% recorded in 2002.

Salling expenses increased R$ 14.6 million during the first quarter of 2003, up 67.4% in comparison with the same period of 2002; this was due to the effects of exchange variations on dollar expenses with exports, and the increase in the provision for doubtful debts.

Administrative expenses rose R$ 10.6 million in 2003, an increase of 39.4% compared to the same period of 2002; this was the result of increased labor costs (collective wage agreement), advisory and consulting expenses and adjustment of provisions.

The income from activity (EBIT) was R$ 103.7 million, up 119.1% compared to the amount verified in 2002; this was due to price increases and operating improvements. Cash flow generation measured by the EBITDA was R$ 123.6 million, with an increase of 89.2% in comparison with the same period of 2002. The EBITDA / Net Sales margin was 35.0% against 26.5% verified in the first quarter of 2002.

Interest expenses (part of the financial expenses) were R$ 62.9 million in the first quarter against R$ 15.8 million recorded for the same period of 2002. The increase in interest expenses originates from swap operations, which are compensated by gains from exchange variations, in addition to interest expenses over a higher value in Reais of the dollar-denominated debt.

Net monetary and exchange variations (the other part of the financial expenses) were R$ 59.1 million in the first quarter of 2003, compared to R$ 0.7 million for the same period of 2002, reflecting the appreciation of the Real to the Dollar in 2003.

Total equity result was R$ 96.0 million reflecting, mainly, the result of subsidiary Bahia Sul Celulose S/A and of Suzanopar Investimentos Ltd.

The net profit for the first quarter of 2003 totaled R$ 154.6 million.

Net indebtedness of the company on March 31, 2003, considering cash available in Suzanopar Investimentos Ltd, was R$ 1.130.3 million and the Net Debt/EBITDA ratio (annualized) was 2.28 against 3.06 on March 31, 2002.

Bahia Sul

The net sales in the first quarter of 2003 was R$ 266.8 million against a cost of goods sold of R$ 108.2 million, generating profits and gross margin of R$ 158.7 million and 59.5%, respectively.

The improvement in gross margin results from the increase of 59.5% in the average unit prices in Reais, and a smaller increase of 15.0% in unit costs between the two periods, although there was a decrease of 3.6% in the sales volume.

A volume of 140,7 thousand tons of products was sold in the first quarter of 2003 (91.2 thousand tons of pulp and 49.5 thousand tons of paper). Inventories at the end of March, 2003 were equivalent to a 38-day production volume.

Administrative expenses increased about R$ 9.0 million in absolute terms, mainly due to adjustment of provisions.

The income from activity (EBIT) accumulated up to March, 2003 were R$ 135.8 million compared to R$ 59.9 million for the same period of 2002, representing an increase of 126.7% .

Cash flow generation measured by the EBITDA, accumulated up to March, 2003 was R$ 159.9 million, equivalent to a growth of 94.6% when compared to the same period of 2002 and corresponding to an EBITDA margin of 59.9%.

Net monetary and exchange variations contributed to the result with an amount of R$ 46.1 million recorded for the quarter, mainly due to the appreciation of the Real to the Dollar during the period. Approximately 73% of cash available at the end of the quarter were invested in local currency and the remaining value was invested in dollars on deposit certificates abroad.

The net profit for the first quarter of 2003 totaled R$ 104.3 million, up R$ 80.2 million compared to the profit recorded for the same period of 2002.

There was a decrease in the annualized Net Debt/EBITDA ratio in the period; this went from a multiplier of 2.53 at the end of the fourth quarter of 2002 to a multiplier of 1.65 at the end of March, 2003. Net indebtedness on March 31, 2003 was R$ 1,080.1 million (US$ 322.1 million) compared to R$ 1,242.7 million (US$ 351.7 million) on December 31, 2002. If we consider the subsequent event occurred on April 30, 2003 relating to the return of the value previously invested in Portugal in the amount of €136 million, the annualized Net Debt/EBITDA ratio drops to 0.87.



KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent auditors' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the three-month period ended March 31, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

April 30, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6



José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2



Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	**March 31, 2003**	**December 31, 2002**
Current assets	710,860	669,795
Cash and cash equivalents	7,445	10,107
Interest earning bank deposits	218,736	204,084
Trade accounts receivable	207,533	208,594
Inventories	177,960	142,742
Dividends receivable	40,953	41,537
Other accounts receivable	10,347	15,810
Recoverable taxes	19,601	18,125
Deferred income and social contribution taxes	23,889	22,070
Prepaid expenses	4,396	6,726
Noncurrent assets	138,470	135,280
Recoverable taxes	9,898	9,302
Deferred income and social contribution taxes	94,253	93,385
Judicial deposits	8,381	8,380
Other receivables	2,274	1,694
Related parties	23,664	22,519
Permanent assets	3,020,316	3,541,627
Investments	2,215,767	2,781,539
Property, plant and equipment	793,026	751,009
Deferred charges	11,523	9,079
Total assets	3,869,646	4,346,702

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**March 31, 2003**	**December 31, 2002**
Current liabilities	909,044	1,486,199
Loans and financing	675,123	639,973
Trade accounts payable	69,026	60,504
Taxes payable other than on income	14,369	7,628
Income and social contribution taxes	36,726	-
Dividends payable	67,415	67,415
Related parties	3,607	657,116
Accrued salaries and payroll taxes	22,604	29,503
Other accounts payable	20,174	24,060
Noncurrent liabilities	981,241	1,035,753
Loans and financing	872,708	946,821
Provision for contingencies	74,532	47,294
Related parties	3,667	10,338
Deferred income and social contribution taxes	30,334	31,300
Shareholders' equity	1,979,361	1,824,750
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	39,842	41,719
Profit reserves	618,553	618,553
Accumulated profit	156,488	-
Total liabilities and shareholders' equity	3,869,646	4,346,702

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended March 31,	
	2003	**2002**
Net sales	353,230	242,561
Cost of goods sold	(176,858)	(149,437)
Gross profit	176,372	93,124
Selling expenses	(36,382)	(21,733)
General and administrative expenses	(37,457)	(26,825)
Financial income	8,140	13,064
Financial expenses	(11,940)	(29,500)
Other operating income	1,189	1,398
Other operating expenses	(10,422)	(6,624)
Equity interest in subsidiaries and affiliates	96,032	26,758
Operating profit	185,532	49,662
Nonoperating income (expenses)	2,151	(23,989)
Profit before income and social contribution taxes	187,683	25,673
Social contribution and income taxes	(33,072)	957
Net profit for the period	154,611	26,630
Number of shares (thousands)	258,517	221,194
Net profit per share	0.59807	0.12039

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

Three-month periods ended March 31, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. **Income statement:** Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency:** Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date;

c. **Derivative financial instruments:** Derivative financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

d. **Interest earning bank deposits:** Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts:** Established at an amount considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories:** Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments:** Investments in subsidiaries were valued using the equity method, and the others were recorded at cost deducted by a provision for loss (when applicable);

h. **Property, plant and equipment:** Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the useful lives mentioned in Note 10. The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated based on the harvests and the average cost of the forests;

i. **Deferred charges:** Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10-years. Goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations:** Are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions:** Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

l. **Income and social contribution taxes:** Income and social contribution taxes on the profit for the period comprises current and deferred tax.

(In thousands of Brazilian Reais - R$)

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

The current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).
- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax asset resulting from tax loss carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371 of June 27, 2002, and take into consideration the history of profitability, the expectation of future taxable income generation, based on a technical viability study;

m. **Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial positions, prepared as an additional information.

Certain information for the period ended in March 31, 2002 was reclassified in order to ensure better comparability, in compliance with the current financial information.

(In thousands of Brazilian Reais - R$)

3 Consolidated interim financial information

The consolidated interim financial information include the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	March 31, 2003 and December 31, 2002		**March 31, 2002**	
	Direct and indirect subsidiaries		**Direct and indirect subsidiaries**	
	Voting	**Total**	**Voting**	**Total**
Bahia Sul Celulose S.A.	**100%**	**93.88%**	**100%**	**72.87%**
Bahia Sul América Inc.	100%	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%	100%
Nemotrade Corporation	100%	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**	**100%**
Suzano Telecom Ltda.	-	-	**100%**	**100%**

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;
b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c. Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d. Identification of minority interests in the consolidated financial information;

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period		Shareholders' equity	
	March 31, 2003	March 31, 2002	March 31, 2003	December 31, 2002
Consolidated	**154,261**	**29,963**	**1,913,297**	**1,754,959**
Elimination of unrealized income (loss) by the parent company in transactions with subsidiaries, net of income and social contribution tax	502	(3,074)	64,924	69,639
Adjustments in shareholders' equity of subsidiaries and others	(152)	(259)	1.140	152
Parent company	**154,611**	**26,630**	**1,979,361**	**1,824,750**

4 Trade accounts receivable

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Domestic clients	217,965	225,859	285,291	275,956
Foreign clients	141,962	136,699	293,715	303,171
Export bills discounted	(129,780)	(136,699)	(131,828)	(139,911)
Allowance for doubtful accounts	(22,614)	(17,265)	(30,139)	(30,394)
	207,533	**208,594**	**417,039**	**408,822**

(In thousands of Brazilian Reais - R$)

5 Inventories

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Finished goods	84,312	60,274	183,812	143,184
Work-in-process	13,939	13,409	16,546	15,760
Raw materials	26,088	27,614	46,911	48,261
Maintenance and other materials	53,621	41,445	96,505	81,298
	177,960	**142,742**	**343,774**	**289,133**

6 Credit from disposal of investments

By means of a Relevant Fact, published in the press on January 14, 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to its shareholders and to the market that they had decided, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that they had formed with the latter in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), as the conditions originally foreseen for maintenance of the association were not being fulfilled. The objective of such association was to acquire control of Portucel - Empresa Produtora de Pasta e Papel S.A. (Portucel), through participation in the privatization process of the latter, in the modality then in progress.

In keeping with this, this investment is shown at its recovery amount in the Current Assets in "Credit from disposal of investments" in the amount of R$ 498,572 (see Note 17).

(In thousands of Brazilian Reais - R$)

7 Recoverable taxes

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Recoverable social contribution	2,967	2,841	2,967	2,841
Recoverable income tax	10,134	9,757	10,134	9,757
Withheld income tax on interest earning bank deposits	1,149	427	8,412	6,542
Value-Added tax on acquisition of property, plant and equipment	14,919	13,727	17,923	16,275
Others taxes and contributions	330	675	1,156	1,488
	29,499	**27,427**	**40,592**	**36,903**

8 Deferred income and social contribution taxes

ASSETS

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Tax losses carry-forward	40,365	50,996	170,871	238,954
Negative basis of social contribution	17,619	21,256	61,979	77,208
Temporary differences	60,158	43,203	125,235	79,122
	118,142	**115,455**	**358,085**	**395,284**

(In thousands of Brazilian Reais - R$)

LIABILITIES

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Accelerated incentive depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	19,278	20,244	19,278	20,244
Negative goodwill	236	236	236	236
	30,334	**31,300**	**30,334**	**31,300**

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2002, the company based on its expectation of generating future taxable profits, determined by a technical valuation approved by management, also recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution of prior years.

Based on this study of the projections of taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years. In these projections, on the consolidated statements, the incentive of reduction of income tax by 37.5% in 2003, 25% from 2004 to 2008 and 12.5% from 2009 to 2012, on taxable income posted by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes incident on the profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 3,244 (R$ 15,770 Consolidated). These amounts are presented as current liabilities on March 31, 2003.

(In thousands of Brazilian Reais - R$)

9 Investments

PARENT COMPANY

	Percentage held	Investments March 31, 2003	Investments December 31, 2002	Equity interest Amortization of goodwill March 31, 2003	Equity interest Amortization of goodwill March 31, 2002
Subsidiaries					
Suzanopar Investimentos Ltd. (1)	100.00%	193,967	842,165	5,111	8,784
Bahia Sul Celulose S/A	93.88%	1,617,928	1,526,621	91,307	17,418
Nemo International	100.00%	17,065	17,307	(241)	149
Comercial e Agrícola Paineiras Ltda	100.00%	11,008	11,153	(145)	605
		1,839,968	**2,397,246**	**96,032**	**26,956**
Other investments					
Other investments		22,821	20,893	-	(198)
Unamortized goodwill (2)		352,978	363,400	(10,422)	(6,624)
		375,799	**384,293**	**(10,422)**	**(6,822)**
		2,215,767	**2,781,539**	**85,610**	**20,134**

CONSOLIDATED

	Investments March 31, 2003	Investments December 31, 2002	Equity interest March 31, 2003	Equity interest March 31, 2002
Other investments	33,847	27,483	-	(198)
	33,847	**27,483**	**-**	**(198)**

(1) Reduction of capital of the subsidiary Suzanopar Investimentos Ltd,, see Note 13;
(2) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S,A, and Exchange of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

(In thousands of Brazilian Reais - R$)

10 Property, plant and equipment

		Parent company		Consolidated	
	Useful life	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Buildings	25 at 35 years	130,372	128,267	598,500	598,999
Machinery and equipment	10 at 35 years	1,115,238	1,111,443	2,805,968	2,790,698
Others	5 at 10 years	88,609	52,581	120,298	91,537
		1,334,219	1,292,291	3,524,766	3,481,234
Accumulated depreciation	-	(873,162)	(859,044)	(1,548,783)	(1,521,218)
Land and farms	-	74,300	72,887	252,410	250,845
Timber resources	-	124,812	122,428	353,091	346,894
Construction-in-progress	-	132,857	122,447	177,635	162,385
		793,026	**751,009**	**2,759,199**	**2,720,140**

11 Deferred charges, net

	Parent Company		Consolidated	
	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002
Software costs and others	11,523	9,079	27,895	25,954
Goodwill (1)	-	-	352,978	363,400
	11,523	**9,079**	**380,873**	**389,354**

(1) Refers mainly to the goodwill arising on the acquisition of the interest of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and the Stock Swap of Preferred Shares issued by Bahia Sul for Preferred Shares issued by the Company, determined based on future profitability and amortizable in ten-year period.

(In thousands of Brazilian Reais - R$)

12 Loans and financing

	Index	Interest	Parent Company March 31, 2003	Parent Company December 31, 2002	Consolidated March 31, 2003	Consolidated December 31, 2002
Property, plant and equipment:						
BNDES - Finem	TJLP (1)	7% to 12% p.a.	129,474	117,370	376,794	374,684
BNDES - Finame	TJLP (1)	7,5% to 10,1% p.a.	39,756	38,863	45,405	45,132
BNDES - Automatic	TJLP (1)	7,5% to 10% p.a.	5,651	6,295	7,128	7,951
Working capital:						
Advances on export contracts	US$	3,43% to 10,12% p.a.	1,142,800	1,193,262	2,060,648	2,189,218
Syndicated loan	US$ (2)	LIBOR + 2,60% p.a.	-	-	335,310	353,330
Resolution 63	US$	(3)	133,118	136,738	133,118	136,738
Credit line FMO	US$	8,90% p.a.	24,902	29,860	24,902	29,860
Imports financing	US$/YEN/EUR	1,11% to 5,9% p.a.	31,307	23,883	31,307	23,883
BNDES - Exim	TJLP (1)	7,65% to 7,70% p.a.	3,353	14,133	3,353	14,133
Others	US$		-	-	8,609	19,946
			1,510,361	1,560,404	3,026,574	3,194,875
Current liabilities			637,653	613,583	1,214,642	1,198,880
Noncurrent liabilities			872,708	946,821	1,811,932	1,995,995
Interest payable			37,470	26,390	63,129	55,569
The long-term portion of loans and financing mature as follows:						
2004			322,502	353,044	822,634	949,518
2005			320,641	329,793	517,584	533,532
2006			169,935	219,834	337,930	393,044
2007			18,975	17,632	47,612	47,649
2008 onward			40,655	26,518	86,172	72,252
			872,708	946,821	1,811,932	1,995,995

(1) Capitalization term corresponds to the exceeding portion of 6% p.a, over the logn-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for a cost LIBOR plus 2.60% p.a.. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary;

(3) Loans under the following conditions:

R$ 69,409 - 14.82% p,a,; and

R$ 63,709 - 93% to 97% of CDI + cupom 4.51% to 7.0% p.a. or foreign exchange variation (whichever is the higher)

(In thousands of Brazilian Reais - R$)

13 Related companies

In February 2003, the Company paid the foreign loan of US$ 160 million obtained from its Parent Company Nemofeffer S/A, in order to eliminate foreign exchange uncertainties and its fiscal effects, previously classified as "Related parties" in the current liabilities.

To do so, Suzanopar Investimentos Ltd. acquired the credit originally held by the lender bank against Nemofeffer S/A, using its own funds, and used it to subscribe capital of a subsidiary setup specifically for this purpose, and whose shares were then transferred as accord and satisfaction to Nemofeffer S/A.

Through this transaction, the Company settled the transfer from Nemofeffer S/A, which retained the foreign loan with its own subsidiary company. The costs arising from the loan originally transferred are the responsibility of the Company, as stipulated in the original contract.

The Company entered into a export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S/A.

According to the contractual terms, the Company had on March 31, 2003 a financial investment totaling R$ 29 million to be used in the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the three-month period, the subsidiary Bahia Sul Celulose S/A transferred exports to the Company in the amount of R$ 40,163 that were exported simultaneously in the amount of R$ 38,960. The net effect between the Company exports and the products transferred by/acquired from its subsidiary company for R$ 1,203, is shown as a financial expense, as this represents part of the cost of this financing.

(In thousands of Brazilian Reais - R$)

14 Provision for contingencies

	Parent Company		Consolidated	
	March 31, 2003	**December 31, 2002**	**March 31, 2003**	**December 31, 2002**
Tax and social security	62,239	34,939	92,994	58,633
Labor	12,293	12,355	17,423	17,510
Others	-	-	500	500
	74,532	**47,294**	**110,917**	**76,643**

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in the amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

15 Financial instruments

Considering the requirements of the CVM Instruction nr. 235/95, the Company made an evaluation of its assets and liabilities as of March 31, 2003, concluding that the recorded amounts do not differ significantly from their market values.

In order to hedge against interest rate risks, the Company undertook swap transactions, fixing the interest rates on certain foreign currency loans at ceilings of US$ 118 million in the Parent Company and US$ 204 million on Consolidated.

(In thousands of Brazilian Reais - R$)

16 Guarantees - Parent company

The guarantees provided by the parent company were the following:

	March 31, 2003	December 31, 2002
Bahia Sul Celulose S/A		
BNDES	10,865	14,888

Shared guarantees with Suzano Petroquímica S/A:

	March 31, 2003	December 31, 2002
Polibrasil Resinas S.A.		
Credit Line FMO	154,018	160,064
BNDES	54,816	35,433
	208,834	195,497

On March 31, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 17,952 (R$ 15,562 in December 31, 2002),

17 Subsequent event

On April 30, 2003, in the sequence of the contractual option of withdrawal exercised by the Company (see Note 6), Sonae proceeded with the acquisition of the total interest detained by the Company, through its integral indirect subsidiary Bahia Sul International Trading Ltd. in SPDF, corresponding to 49.99% of the respective capital share. The amount received by Bahia Sul International Trading Ltd. was € 136,2 million.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of changes in financial position

	March 31, 2003	March 31, 2002
Sources of funds		
From operations		
Net income for the period	154,611	26,630
Items not affecting working capital		
Depreciation, depletion and amortization	19,927	18,020
Net book value of permanent assets disposed of	829	337
Deferred income and social contribution taxes	(1,834)	(3,290)
Equity interest in subsidiaries and affiliates	(96,032)	(26,758)
Amortization of goodwill	10,422	6,624
Provisions	13,341	24,956
Interest and exchange and monetary variation of noncurrent assets and liabilities	(42,385)	9,660
	58,879	56,179
From third parties		
Noncurrent loans and financing	130,508	35,847
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	461
	783,817	36,308
Total sources	842,696	92,487
Application of funds		
Permanent assets		
Increase in investments	1,295	1,512
Increase in property, plant and equipment	62,572	30,396
Increase in deferred charges	2,644	320
	66,511	32,228
Noncurrent assets	1,926	454
Transference of noncurrent to current liabilities	156,039	51,363
Total applications	224,476	84,045
Increase in working capital	618,220	8,442
Changes in working capital		
Current assets	41,065	(10,027)
Current liabilities	577,155	18,469
	618,220	8,442

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	March 31, 2003	March 31, 2002
Cash flows from operating activity		
Net income for the period	154,611	26,630
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	19,927	18,020
Result on sale of fixed assets	(1,519)	(2,009)
Equity interest in subsidiaries and affiliates	(96,032)	(26,758)
Amortization of goodwill	10,422	6,624
Deferred income and social contribution taxes	(3,653)	(4,471)
Interest and exchange and monetary variation of assets and liabilities	(71,796)	10,171
Provisions	26,606	24,956
Changes in assets and liabilities		
Decrease in trade accounts receivable	1,061	3,095
Increase in inventories	(35,218)	(7,640)
Decrease in other current and noncurrent assets	4,579	18,986
Increase in suppliers	8,522	5,353
Increase (decrease) in income and social contribution taxes	36,726	(21,129)
Increase (decrease) in other currents liabilities	165	(3,966)
Net cash from operating activities	54,401	47,862
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(65,216)	(30,716)
Acquisition of investments	(1,295)	(1,512)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	461
Proceeds generated from sale of fixed assets	2,348	2,346
Net cash from (used in) investing activities	589,146	(29,421)
Cash flows from financing activities		
Proceeds from loans and financing	176,071	105,061
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(154,319)	(117,961)
Net cash from used in financing activities	(631,557)	(12,900)
Increase in cash and cash equivalents		
At the beginning of the year	214,191	20,416
At the end of the year	226,181	25,957
Increase in cash and cash equivalents	11,990	5,541

Consolidated interim financial position

Consolidated balance sheets - Assets
Consolidated balance sheets - Liabilities and shareholder's equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	March 31, 2003	December 31, 2002
Current assets	2,222,457	2,765,093
Cash and cash equivalents	171,211	173,188
Interest earning bank deposits	595,463	1,168,874
Trade accounts receivable	417,039	408,822
Inventories	343,774	289,133
Dividends receivable	22	606
Credit from disposal of investments	498,572	503,287
Other accounts receivable	24,319	55,459
Recoverable taxes	30,694	27,601
Deferred income and social contribution taxes	135,735	129,086
Prepaid expenses	5,628	9,037
Noncurrent assets	282,092	320,371
Recoverable taxes	9,898	9,302
Deferred income and social contribution taxes	222,350	266,198
Judicial deposits	21,328	20,987
Other receivables	28,516	23,884
Permanent assets	3,173,839	3,136,977
Investments	33,847	27,483
Property, plant and equipment	2,759,119	2,720,140
Deferred charges	380,873	389,354
Total assets	5,678,388	6,222,441

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	**March 31, 2003**	**December 31, 2002**
Current liabilities	1.643.995	2.194.173
Loans and financing	1.277.771	1.254.449
Trade accounts payable	120.523	91.184
Taxes payable other than on income	18.502	13.895
Income and social contribution taxes	56.375	1.926
Dividends payable	70.228	70.228
Related parties	-	640.527
Accrued salaries and payroll taxes	33.489	42.428
Other accounts payable	67.107	79.536
Noncurrent liabilities	2.015.662	2.173.966
Loans and financing	1.811.932	1.995.995
Provisions	110.917	76.643
Other accounts payable	62.479	70.028
Deferred income and social contribution taxes	30.334	31.300
Minority interests	105.434	99.343
Shareholders' equity	1.913.297	1.754.959
Share capital	1.137.737	1.137.737
Capital reserves	26.741	26.741
Revaluation reserves	39.842	41.719
Profit reserves	548.762	548.762
Accumulated profit	160.215	-
Total liabilities and shareholders' equity	5.678.388	6.222.441

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended March 31,	
	2003	**2002**
Net sales	593.274	426.940
Cost of goods sold	(279.988)	(250.837)
Gross profit	313.286	176.103
Selling expenses	(31.666)	(28.452)
General and administrative expenses	(60.352)	(39.296)
Financial income	27.889	38.711
Financial expenses	5.656	(102.744)
Other operating income	4.839	1.409
Other operating expenses	(10.422)	(6.624)
Equity interest in subsidiaries and affiliates	-	(197)
Operating profit	249.230	38.910
Nonoperating income	3.785	7.844
Profit before income and social contribution taxes	253.015	46.754
Social contribution and income taxes	(92.795)	(10.245)
Profit before minority interest	160.220	36.509
Minority interest	(5.959)	(6.547)
Net profit for the period	154.261	29.962
Number of shares (thousands)	258.517	221.194
Net profit per share	0,59672	0,13546

See the accountants' review report and accompanying notes to the interim financial information.